Filed Pursuant to Rule 424(b)(5)
Registration No. 333-109906
PROSPECTUS SUPPLEMENT
(To Prospectus dated March 8, 2004)

$250,000,000

Peabody Energy Corporation

5 7/8% SENIOR NOTES DUE 2016

Interest payable on April 15 and October 15

Before April 15, 2007, we may redeem up to 35% of the aggregate principal amount of the notes with the net cash proceeds of certain equity offerings. In addition, we may redeem some or all of the notes at any time before April 15, 2009 at a redemption price equal to 100% of the principal amount of the notes being redeemed plus a make-whole premium and accrued and unpaid interest to the redemption date. Thereafter, we may redeem all or part of the notes at the redemption prices specified in this prospectus supplement under “Description of the Notes — Optional Redemption.”

The notes will be senior unsecured obligations of Peabody and will rank equally with all of our other senior unsecured indebtedness.

For a more detailed description of the notes, see “Description of the Notes” beginning on page S-30.

On or about the date hereof, we plan to offer 6,500,000 shares of our common stock and certain of our selling stockholders will offer 9,000,000 shares in a public offering. Neither this offering nor the concurrent equity offering by us and the selling stockholders is conditioned upon the consummation of the other offering.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-14.

PRICE 100% AND ACCRUED INTEREST, IF ANY

		Underwriting
	Price	Discounts and	Proceeds
	to Public	Commissions	to Peabody

Per Note	100%	2.125%	97.875%
Total	$250,000,000	$5,312,500	$244,687,500

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers on March 23, 2004.

Joint Book-Running Managers

MORGAN STANLEY	CREDIT SUISSE FIRST BOSTON

CITIGROUP

March 12, 2004

Peabody Energy Corporation
USE OF PROCEEDS
CAPITALIZATION
LEGAL MATTERS

Prospectus Supplement

Prospectus

      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.

      If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUPPLEMENT SUMMARY

      This summary does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus supplement and accompanying prospectus carefully, including the matters discussed under the caption “Risk Factors” and the detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. When used in this prospectus supplement and the accompanying prospectus, the terms “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

Peabody Energy Corporation

      We are the largest private sector coal company in the world. Our sales of 203.2 million tons of coal in 2003 accounted for 18.9% of all U.S. coal sales and were more than 70% greater than the sales of our closest U.S. competitor. During the period, we sold coal to approximately 270 electric generating and industrial plants, fueling the generation of approximately 9.8% of all electricity in the United States and approximately 2.5% of all electricity in the world. At December 31, 2003, we had 9.2 billion tons of proven and probable coal reserves, approximately double the reserves of any other U.S. coal producer. Financial results for 2003 included $2.8 billion in revenues, $144.8 million in operating profit, $31.3 million in net income (including after-tax charges of $40.1 million ($53.5 million pre-tax) related to early debt extinguishment and a $10.1 million charge for the cumulative effect of accounting changes) and $410.3 million in Adjusted EBITDA.

      As of December 31, 2003, we owned majority interests in 29 coal operations located throughout all major U.S. coal producing regions, with 74% of our U.S. 2003 coal sales shipped from the western United States and the remaining 26% from the eastern United States. Most of our production in the western United States is low sulfur coal from the Powder River Basin, the largest and fastest-growing major U.S. coal-producing region. In the West, we own and operate mines in Arizona, Colorado, New Mexico and Wyoming. In the East, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We generated 80% of our 2003 production from non-union mines. In 2003, low sulfur coal accounted for 78% of our sales volume.

      During 2003, 90% of our sales were to U.S. electricity generators. The U.S. coal industry continues to fuel more electricity generation than all other energy sources combined. In 2003, coal-fueled plants generated an estimated 52% of the nation’s electricity, followed by nuclear (21%), gas-fired (15%) and hydroelectric (7%) units. We believe that competition for cost-efficient energy will strengthen the demand for coal. We also believe that U.S. and global coal consumption will continue to increase as coal-fueled generating plants utilize their existing excess capacity and as new coal-fueled plants are constructed. Coal is an attractive fuel for electricity generation because it is:

•	Abundant: Coal makes up more than 85% of fossil fuel reserves in the United States. The nation has an estimated 250-year supply of coal, based on current usage rates.

•	Low-Cost: At an average delivered price of $1.23 per million British thermal units, or Btu, in 2001, $1.26 in 2002, and $1.28 for the first nine months of 2003, coal’s cost advantage over natural gas is significant. The delivered price of natural gas averaged $4.49 per million Btu in 2001, $3.56 in 2002 and $5.53 for the first nine months of 2003, while market prices have recently ranged from $4.00 to $7.00 and reached a peak of $19.00 per million Btu in March 2003.

•	Increasingly Clean: Aggregate emissions from U.S. coal-fueled plants have declined significantly since 1970, even as coal consumption by electricity generators has more than tripled.

      Approximately 90% of our coal sales during 2003 were under long-term contracts. As of December 31, 2003, our sales backlog, including backlog subject to price reopener and/or extension provisions, approximated one billion tons. The remaining terms of our long-term contracts range from one to 18 years and have an average volume weighted remaining term of approximately 3.9 years. Based on planned production levels at December 31, 2003, we had unpriced production volume of nine to 14 million tons for 2004, 70 to 80 million tons for 2005, and 110 to 120 million tons for 2006. At December 31, 2003, we had priced 181 million tons, 123 million tons and 80 million tons of planned production for 2004, 2005 and 2006, respectively.

      In addition to our mining operations, our other energy-related businesses include: marketing, brokering and trading coal; coalbed methane development; transportation-related services; and the development of coal-fueled electricity generating plants.

Competitive Strengths

      We believe our strengths will enable us to enhance our industry-leading position and increase shareholder value.

•	We are the world’s largest private-sector producer and marketer of coal and the largest reserve holder of any U.S. coal company.

•	We are the largest producer and marketer of low sulfur coal in the United States.

•	We have a large portfolio of long-term coal supply agreements that are complemented by available production in attractive markets for sale at market prices.

•	We are one of the most productive and lowest-cost producers of coal in the United States.

•	We serve a broad range of high quality customers with mining operations located throughout all major U.S. coal producing regions.

•	We are a leader in reclamation management and have received numerous state and national awards for our commitment to environmental excellence.

•	Our management team has a proven record of success.

      While we strive to maintain these strengths, our industry and company are subject to risks that could adversely affect our business. For example, we cannot assure you that in the future we will be able to sell coal as profitably as at present. Additionally, our company and our customers are subject to extensive governmental regulations that create significant costs and restrictions and that could become more onerous in the future. For a more complete discussion of the risks related to our company, you should read the information presented under the heading “Risk Factors” in this prospectus supplement and in the accompanying prospectus.

Transformation of Peabody

      Since 1990, we have grown significantly, and our management has transformed our company from a largely high sulfur, high-cost coal company to a predominantly low sulfur, low-cost coal producer, marketer and trader. We have increased our sales of low sulfur coal from 57% of our total volume in 1990 to 78% in 2003. We are also well positioned to continue selling higher sulfur coal to customers that invest in emissions control technology, buy emissions allowances or blend higher sulfur coal with low sulfur coal. Our average cost per ton sold decreased 40% from 1990 to 2003. The following table demonstrates our transformation:

			Percent
	1990	2003	Improvement

Sales volume (million tons)	93.0	203.2	118%
U.S. market share(1)	9.1%	18.9%	108
Low sulfur sales volume (million tons)	52.7	159.2	202
Total coal reserves (billion tons)(2)	7.0	9.2	31
Low sulfur reserves (billion tons)(2)(3)	2.5	3.9	56
Safety (incidents per 200,000 hours)	16.1	4.5	72
Productivity (tons per miner shift)	33.5	97.7	191
Average cost per ton sold(4)	$19.25	$11.49	40
Employees (approximate)	10,200	6,900	32

(1)	Market share is calculated by dividing our U.S. sales volume by estimated total U.S. coal demand, as reported by the Energy Information Administration.

(2)	As of January 1, 1990 and as of December 31, 2003.

(3)	Represents our estimated proven and probable coal reserves with a sulfur content of 1% or less by weight.

(4)	Represents operating costs and expenses.

Business Strategies

      Our transformation has resulted in part from the successful implementation of our three core business strategies:

      • Managing safe, low-cost operations.

      • Applying world-class sales and trading techniques.

      • Aggressively managing our vast natural resource position.

      Confirming the depth of our strengths and the successful implementation of our strategies, we were recently recognized as the world’s best coal company at the 2003 Global Energy Awards by an international panel of judges using the criteria of advanced technologies; productivity; innovative market and technology strategy; shareholder value; and commercial success.

Coal Market Outlook

      According to traded coal indices and reference prices, international coal demand is at high levels, and coal pricing has increased year-over-year in nearly every significant international market. Market fundamentals reflect continuing increases in coal demand for electricity generation and steel production both in the United States and around the world.

      Demand for U.S. coal is strong due to a number of factors:

•	the improving economy, particularly in the industrial sector;

•	constraints faced by U.S. nuclear generation facilities, which are operating near their practical capacity limits;

•	high current and forward prices for natural gas; and

•	increased international demand for U.S. coal for electricity generation and steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.

      This market strength is further enhanced by: reduced Central Appalachian coal output due to geologic limitations and financial difficulties of certain Eastern U.S. coal producers; limited imports due to strong global demand; and customer stockpiles that we estimate are at their lowest levels in nearly three years.

      As a result of these factors, year-over-year reference prices through February 2004 have risen 38% in Central Appalachia, 57% in Colorado and 4% in the Powder River Basin. Based on recent trends, price movements in the Powder River Basin have typically lagged behind movements in other regions.

      We expect near-term volume growth in U.S. coal consumption to be driven by greater utilization at existing coal-fueled plants, which operated at 60% of capacity in 1990 and at an estimated 73% of capacity in 2003. If U.S. coal fueled plants operate at their optimal utilization rates of 85%, we believe they would consume an additional 200 million tons of coal per year.

      We expect longer-term volume growth in U.S. coal consumption to be driven by the construction of new coal-fueled plants. The U.S. Department of Energy has identified 94 coal plants that are in development, representing 62,000 megawatts of new coal-fueled electricity generating capacity. Based on favorable long-term factors, the U.S. Energy Information Administration has increased its long-term projections of growth in coal use and coal’s market share for electricity. The National Petroleum Council and U.S. Energy Information Administration expect that new U.S. coal plants with the capacity to generate more than 100,000 megawatts of electricity will be developed through 2025.

      According to BP Statistical Review, coal was the fastest growing energy source in the world in 2002, and global coal demand remains extremely strong, driven by improving economies and record global steel production. According to the International Iron and Steel Institute, Chinese steel consumption increased 21% in 2002, and Asia-Pacific Rim coal consumption for thermal and metallurgical coal continues to strain supply, with record spot prices for metallurgical coal reported in the first quarter of 2004. In late 2003, China, the world’s second largest coal exporter after Australia, announced restrictions on its metallurgical coal exports in order to satisfy internal demand. Disruptions in Australian, U.S. and Indonesian coal production in 2003 and early 2004 further exacerbate already-tight markets.

Recent Developments

      RAG Acquisition. On February 29, 2004, we signed two definitive agreements to purchase certain coal operations from RAG Coal International AG, or RAG International, for $441 million in cash. The combined 2003 income from continuing operations of the purchased properties is approximately $37.8 million. The purchases include:

•	Two mines in Queensland, Australia that produced 6.3 million tons of high-quality metallurgical coal in 2003, which is used primarily by steel producers in Pacific Rim countries. According to the International Iron and Steel Institute, steel consumption in Asia grew approximately 14% in 2002, led by a 21% increase in China.

•	The Twentymile Mine in Colorado, which produced 8.1 million tons of low sulfur steam coal in 2003 for electricity generators in the western, southwestern and midwestern United States and in Mexico. According to the National Mining Association Coal Producer Survey and U.S. Mine Safety & Health Administration, Twentymile is one of the largest and most productive underground mines in the United States.

      Our goal in purchasing these operations is to:

•	Continue adding high-quality assets at acquisition prices we consider attractive;

•	Accelerate our earnings growth;

•	Increase our international presence for production, sales and trading;

•	Increase our access to Australian metallurgical coal at a time of increasing steel consumption in Asia and the Pacific Rim;

•	Expand our access to low-sulfur, high-Btu Colorado coal at a time of growing demand for Colorado coal; and

•	Obtain operational and administrative synergies and apply best practices across assets.

      For the year ended December 31, 2003, on a pro forma basis after giving effect to the RAG Acquisition, we would have generated Adjusted EBITDA of $520.8 million, a 27% increase over actual 2003 Adjusted EBITDA of $410.3 million.

      We expect these transactions to close in the second quarter of 2004, subject to closing conditions. These transactions require no additional U.S. or Australian regulatory approvals. The consummation of each transaction is conditioned on, among other things, the receipt of German regulatory approvals, certain third-party approvals and the closing of the other transaction.

      We also have a memorandum of understanding to purchase from RAG International its 25.5% interest in Carbones del Guasare, S.A., a joint venture that includes Anglo American plc and a Venezuelan governmental partner. Carbones del Guasare operates the Paso Diablo surface mine in northwestern Venezuela, which produced approximately 6.1 million tons of coal in 2003 for electricity generators and steel producers in Europe and North America.

      Neither this offering nor our concurrent equity offering by us or the selling stockholders is contingent on the successful completion of the RAG Acquisition.

      Amendment to Senior Secured Credit Facility. We have entered into an amendment to our senior secured credit facility. This amendment, among other things, reduces the interest rate payable on the existing term loans under the senior secured credit facility, provides for up to $300.0 million additional revolving loans for a total of up to $900.0 million and permits us to incur additional term loans under the facility (if made available by existing or new lenders) in an amount up to $500.0 million to finance the purchase price of the RAG Acquisition. This consent for the additional term loans is expected to expire on June 9, 2004.

The Offering

Issuer	Peabody Energy Corporation.

Notes Offered	$250,000,000 in aggregate principal amount of 5 7/8% Senior Notes due 2016.

Maturity	April 15, 2016.

Interest Payment Dates	April 15 and October 15 of each year, commencing on April 15, 2004.

Rankings	The notes and subsidiary guarantees are senior obligations of ours and our subsidiary guarantors. Accordingly, they will rank:

• equally with all of our and our subsidiary guarantors’ existing and future unsecured senior debt;

• ahead of any of our and our subsidiary guarantors’ debt that expressly provides for subordination to the notes or the guarantees;

• subordinated to any of our and our subsidiary guarantors’ secured indebtedness to the extent of the value of the security for that indebtedness; and

• subordinated to all indebtedness and other liabilities (including trade payables) of our non-guarantor subsidiaries.

As of December 31, 2003, on a pro forma basis after giving effect to the offering and credit facility amendments:

• we and our subsidiary guarantors would have had approximately $1,441.6 million of total indebtedness;

• we and our subsidiary guarantors would have had approximately $1,350.9 million of senior indebtedness, $446.6 million of which is secured indebtedness under our credit facility to which the notes will be effectively subordinated (we also would have had letters of credit of $236.6 million outstanding and available borrowings of $663.4 million under our revolving credit facility, which will be secured if drawn); and

• our non-guarantor subsidiaries would have had aggregate indebtedness and other liabilities (including trade payables and accrued expenses) of $92.8 million.

Guarantees	Subject to certain exceptions, our obligations under the notes will be jointly and severally guaranteed on a senior unsecured basis by our existing and future restricted domestic subsidiaries. See “Description of the Notes — Subsidiary Guarantees.”

For the year ended December 31, 2003, the entities that will guarantee the notes as of the issue date generated approximately 96% and 97% of our revenues and Adjusted EBITDA, respectively, and our non-guarantor subsidiaries generated approximately 4% and 3% of our revenues and Adjusted EBITDA, respectively.

Optional Redemption	On or after April 15, 2009, we may redeem some or all of the notes at any time at the redemption prices described in the section “Description of the Notes — Optional Redemption.” Before

April 15, 2007, we may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds of certain public or private offerings of equity, provided at least 65% of the aggregate principal amount of the notes remains outstanding after the redemption. Before April 15, 2009, we may redeem some or all of the notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus a make-whole premium and accrued and unpaid interest, to the redemption date. See “Description of the Notes — Optional Redemption.”

Change of Control	If we experience specific kinds of changes in control and the credit rating assigned to the notes declines below specified levels within 90 days of that time, we must offer to repurchase the notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption.

Covenants	We will issue the notes under an indenture among us, the guarantors and the trustee. The indenture will (among other things) limit our ability and that of our restricted subsidiaries to:

• incur additional indebtedness and issue preferred stock;

• pay dividends or make other distributions;

• make other restricted payments and investments;

• create liens;

• incur restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

• sell assets;

• merge or consolidate with other entities; and

• enter into transactions with affiliates.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of the Notes — Certain Covenants.”

Many of the covenants will terminate before the notes mature if two specified ratings agencies assign the notes investment grade ratings in the future and no event of default exists under the indenture. Any covenants that cease to apply to us as a result of achieving these ratings will not be restored, even if the credit rating assigned to the notes later falls below one or both of these ratings. See “Description of the Notes — Covenant Termination.”

Use of Proceeds	We intend to use the net proceeds of the offering, together with the proceeds of other sources of financing, to consummate the RAG Acquisition, pay related fees and expenses and for general corporate purposes. In the event that we do not consummate the RAG Acquisition, we intend to use these net proceeds for working capital and general corporate purposes, including potential investments and acquisitions.

Concurrent Offering	On or about the date hereof, we plan to offer in a public offering 6,500,000 shares of our common stock and certain selling stock-

holders plan to offer 9,000,000 shares of our common stock. Neither this offering, nor our concurrent equity offering by us or our selling stockholders, is conditioned upon the consummation of the other offering.

      For a discussion of certain risks that should be considered in connection with an investment in the notes, see “Risk Factors.”

Summary Financial and Operating Data

      In July 2001, we changed our fiscal year end from March 31 to December 31. The change was first effective with respect to the nine months ended December 31, 2001. We have derived the summary historical financial data for our company for the years ended and as of March 31, 2000 and 2001, the nine months ended and as of December 31, 2001, and the years ended and as of December 31, 2002 and 2003, from our audited financial statements. You should read the following table in conjunction with the financial statements, the related notes to those financial statements, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference in this prospectus supplement.

      In anticipation of the sale of Citizens Power, our power marketing subsidiary, which occurred in August 2000, we classified Citizens Power as a discontinued operation as of March 31, 2000, and recorded an estimated loss on the sale of $78.3 million, net of income taxes. We have adjusted our results of operations to reflect the classification of Citizens Power as a discontinued operation for all periods presented.

      Results of operations for the year ended March 31, 2000 included a $144.0 million income tax benefit associated with an increase in the tax basis of a subsidiary’s assets due to a change in federal income tax regulations.

      On January 29, 2001, we sold our Australian operations. The following summary financial and other data includes results of operations from these Australian operations prior to the date of sale and also includes the gain on this sale. Results of operations for the year ended March 31, 2001 included a pretax gain of $171.7 million, or $124.2 million net of income taxes, from the sale of our Australian operations. In August 2002, we re-entered Australia by purchasing a coal mine in Queensland.

      Results of operations for the year ended December 31, 2003 include early debt extinguishment costs of $53.5 million pursuant to our debt refinancing in the first half of 2003. As a result of the adoption of Statement of Financial Accounting Standards No. l45 on January 1, 2003, costs related to early debt extinguishment that were previously reported as extraordinary items in the nine months ended December 31, 2001 and the year ended March 31, 2001 were reclassified as a component of income (loss) from continuing operations. In addition, results included expense relating to the cumulative effect of accounting changes, net of income taxes, of $10.1 million. This amount represents the aggregate amount of the recognition of accounting changes pursuant to the adoption of SFAS No. 143, the change in method of amortization of actuarial gains and losses related to net periodic postretirement benefit costs and the effect of the rescission of EITF No. 98-10. These accounting changes are further discussed in Note 7 to our financial statements, which are incorporated by reference into this prospectus supplement.

	Year	Year	Nine Months		Year
	Ended	Ended	Ended	Year Ended	Ended
	March 31,	March 31,	December 31,	December 31,	December 31,
	2000	2001	2001	2002	2003

	(Dollars in thousands)
Results of Operations Data
Revenues:
Sales	$2,610,991	$2,534,964	$1,869,321	$2,630,371	$2,729,323
Other revenues	99,509	93,164	68,619	86,727	100,157

Total revenues	2,710,500	2,628,128	1,937,940	2,717,098	2,829,480
Costs and expenses	2,517,263	2,286,289	1,822,409	2,543,410	2,684,694

Operating profit	$193,237	$341,839	$115,531	$173,688	$144,786
Interest expense	205,056	197,686	88,686	102,458	98,540
Early debt extinguishment costs	—	11,025	38,628	—	53,513
Interest income	(4,421)	(8,741)	(2,155)	(7,574)	(4,086)
Income tax provision (benefit)	(141,522)	40,210	(7,193)	(40,007)	(47,708)
Minority interests	15,554	7,524	7,248	13,292	3,035

Income (loss) from continuing operations	$118,570	$94,135	$(9,683)	$105,519	$41,492
Income (loss) from discontinued operations	(90,360)	12,925	—	—	—
Cumulative effect of accounting changes	—	—	—	—	(10,144)

Net income (loss)	$28,210	$107,060	$(9,683)	$105,519	$31,348

Other Data
Net cash provided by (used in):
Operating activities	$162,911	$111,980	$99,492	$234,804	$188,861
Investing activities	(185,384)	388,462	(172,989)	(144,078)	(192,280)
Financing activities	(105,181)	(503,337)	49,396	(58,398)	48,598
Tons sold (unaudited, in millions):
United States	179.2	181.6	146.5	197.5	201.9
Australia	11.1	10.8	—	0.4	1.3
Operating profit:
United States	$144,882	$288,462	$115,531	$170,909	$143,438
Australia	48,355	53,377	—	2,779	1,348
Depreciation, depletion and amortization:
United States	216,327	215,450	174,587	232,177	233,455
Australia	33,455	25,518	—	236	881
Adjusted EBITDA (unaudited):(1)
United States	361,209	503,912	290,118	403,094	408,053
Australia	81,810	78,895	—	3,007	2,225
Capital expenditures:
United States	150,130	151,358	194,246	208,390	155,050
Australia	28,624	35,702	—	172	1,393
Ratio of earnings to fixed charges	0.97 (2)	1.63	1.23	1.50	0.98 (2)
Balance Sheet Data (at end of period):
Total assets	$5,826,849	$5,209,487	$5,150,902	$5,125,949	$5,280,265
Total debt	2,076,166	1,405,621	1,031,067	1,029,211	1,196,539
Total stockholders’ equity	508,426	631,238	1,035,472	1,081,138	1,132,057

(1)	We define EBITDA, a measure used by management to measure operating performance, as income from continuing operations before deducting net interest expense, income taxes, depreciation, depletion and amortization. We further adjust EBITDA to exclude early debt extinguishment costs, asset retirement obligation expense and minority interests to arrive at Adjusted EBITDA. We believe that the supplementary adjustments to EBITDA are appropriate to provide additional information to investors about our ability to meet debt service and capital expenditure requirements. We believe that the amounts shown for Adjusted EBITDA as presented in this prospectus supplement are not materially different from the amounts calculated under the definition of Consolidated Cash Flow used in the indenture for our senior notes.

EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to operating income, net income or cash flows from operating activities as determined in accordance with GAAP as a measure of profitability or liquidity. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

      EBITDA and Adjusted EBITDA are calculated as follows (unaudited):

	Year	Year
	Ended	Ended	Nine Months		Year
	March	March	Ended	Year Ended	Ended
	31,	31,	December 31,	December 31,	December 31,
	2000	2001	2001	2002	2003

	(in thousands)
Income (loss) from continuing operations	$118,570	$94,135	$(9,683)	$105,519	$41,492
Income tax provision (benefit)	(141,522)	40,210	(7,193)	(40,007)	(47,708)
Interest expense	205,056	197,686	88,686	102,458	98,540
Interest income	(4,421)	(8,741)	(2,155)	(7,574)	(4,086)
Depreciation, depletion and amortization	249,782	240,968	174,587	232,413	234,336

EBITDA	427,465	564,258	244,242	392,809	322,574
Early debt extinguishment costs	—	11,025	38,628	—	53,513
Asset retirement obligation expense	—	—	—	—	31,156
Minority interests	15,554	7,524	7,248	13,292	3,035

Adjusted EBITDA	$443,019	$582,807	$290,118	$406,101	$410,278

(2)	Earnings were insufficient to cover fixed charges by $7.4 million for the year ended March 31, 2000 and $3.2 million for the year ended December 31, 2003. Excluding $53.5 million of early debt extinguishment costs incurred for the year ended December 31, 2003, the ratio of earnings to fixed charges would have been 1.34x during this period.

RISK FACTORS

      An investment in our notes involves risks. You should consider carefully, in addition to the other information contained in or incorporated by reference into this prospectus supplement, the following risk factors before deciding to invest in the notes.

Risks Related to our Business

The loss of, or significant reductions in, purchases by our largest customers could adversely affect our revenues.

      For the year ended December 31, 2003, we derived 26% of our total coal revenues from sales to our five largest customers. At December 31, 2003, we had 28 coal supply agreements with these customers that expire at various times from 2004 to 2012. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

      Peabody Western has a long-term coal supply agreement with the owners of the Mohave Generating Station that expires on December 31, 2005. There is a dispute with the Hopi Tribe regarding the use of groundwater in the transportation of coal by pipeline to the Mohave Generating Station. Southern California Edison (the majority owner and operator of the plant) is involved in a California Public Utility Commission proceeding related to recovery of future capital expenditures for new pollution abatement equipment for the station. Alternatively, Southern California Edison has asked for authorization from the California Public Utility Commission to spend money for the shutdown of the Mohave plant. In a July 2003 filing with the California Public Utilities Commission, the operator affirmed that the Mohave Generating Station is not forecast to return to service as a coal-fired resource until mid-2009 at the earliest. We are in active discussions to resolve the complex issues critical to the continuation of the operation of the Mohave Generating Station and the renewal of the coal supply agreement after December 31, 2005. We cannot assure you that the issues critical to the continued operation of the Mohave Generating Station will be resolved. If these issues are not resolved in a timely manner, the Mohave Generating Station will cease or be suspended on December 31, 2005. The Mohave Generating Station is the sole customer of our Black Mesa Mine, which sold 4.5 million tons of coal in 2003. If we are unable to renew the coal supply agreement with the Mohave Generating Station, our results of operations and cash flows could be reduced after 2005.

Our expenditures for postretirement benefit and pension obligations could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.

      We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculate the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” We had a liability of $1,034.3 million as of December 31, 2003, $72.5 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in the notes to our audited financial statements incorporated by reference in this prospectus supplement. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

      We are party to an agreement with the Pension Benefit Guaranty Corporation, or the PBGC, and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to two of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC give notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee

Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit. On November 19, 2002, TXU Europe Limited was placed under the administration process in the United Kingdom (a process similar to bankruptcy proceedings in the United States). As a result of these proceedings, TXU Europe Limited may be liquidated or otherwise reorganized in such a way as to relieve it of its obligations under its guaranty.

      In addition, certain of our subsidiaries participate in two multi-employer pension funds and have an obligation to contribute to a multi-employer defined contribution benefit fund. Contributions to these funds could increase as a result of future collective bargaining with the United Mine Workers of America, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets, higher medical and drug costs or other funding deficiencies. Certain of our subsidiaries are statutorily obligated to contribute to the 1992 Fund created under the Coal Industry Retiree Health Benefit Act of 1992.

The pending acquisitions of the two Australian mines and one Colorado mine are subject to closing conditions that could prevent us from acquiring the assets on the scheduled timetable or at all.

      We entered into a share purchase agreement with RAG International to purchase two Australian coal mines on February 29, 2004. We also entered into a share purchase agreement with RAG International to purchase one Colorado coal mine on February 29, 2004. The closings of the acquisitions are conditioned on each other. Under each purchase agreement, we and RAG International may terminate the agreement if the closing under the agreement has not occurred by May 16, 2004.

      We may terminate the purchase agreement with respect to the Australian coal mines in the event that one of the Australian coal mines does not meet certain production levels in the month of March. Further, we can refuse to consummate the transactions if certain material adverse changes affect the coal mines before the closing. We have the right to waive these closing conditions. If we elect to waive either of these closing conditions and consummate the transactions, despite a failure by RAG International to meet these conditions, our business, financial condition and results of operations could be adversely affected. See “The Transactions.”

We may be unable to successfully integrate the acquired operations and realize the full cost savings we anticipate.

      The process of integrating the operations of the coal mines could cause an interruption of, or loss of momentum in, the activities of the coal mines’ business. Among the factors considered by our board of directors in approving the transactions were anticipated cost savings and synergies that could result from the transactions. We cannot give any assurance that these savings will be realized within the time periods contemplated or that they will be realized at all.

There may be unknown environmental or other risks inherent in the transactions.

      We may not be aware of all of the risks associated with the transactions. Any discovery of adverse information concerning the coal mines after the closing of the transactions could have a material adverse effect on our business, financial condition and results of operations. We may seek indemnity against RAG International only for a limited duration of time and a limited dollar amount. Following completion of the transactions, we will need to make capital expenditures that may be significant to maintain the assets we acquire and to comply with regulatory requirements, including environmental laws.

Risks Related to the Notes

Our financial performance could be adversely affected by our substantial debt.

      Our financial performance could be affected by our substantial indebtedness. As of December 31, 2003, our total indebtedness was approximately $1,196.5 million, and we had $363.4 million of borrowings available under our revolving credit facility. As of March 9, 2004, borrowings available under our revolving credit facility were increased to a total of $900 million. Of this amount, $228.6 million was utilized for letters of credit, leaving $671.4 million of borrowings available. We may also incur additional indebtedness in the future. In particular, we intend to finance the purchase price of the RAG Acquisition with proceeds of this offering and a concurrent equity offering. Upon completion of this debt offering, our indebtedness will increase to approximately $1,446.5 million.

      The degree to which we are leveraged could have important consequences, including, but not limited to:

•	making it more difficult for us to pay interest and satisfy our debt obligations;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures, research and development or other general corporate uses;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

      In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our assets secure our indebtedness under our credit facility.

      If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The credit facility and the indentures governing our notes restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

      Our ability to pay principal and interest on and to refinance our debt, including these notes, and our existing senior notes, depends upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond our control.

      Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facility will be adequate to meet our future liquidity needs for at least the next year, barring any unforeseen circumstances that are beyond our control. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility and the notes, on commercially reasonable terms, on terms acceptable to us or at all.

The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.

      The notes and the guarantees will be general unsecured obligations ranking effectively junior in right of payment to all existing and future secured debt of ours and that of each subsidiary guarantor, respectively, including obligations under the credit facility to the extent of the collateral securing the debt. As of December 31, 2003, on a pro forma basis after giving effect to this offering, we and our subsidiary guarantors would have had approximately $446.6 million of secured debt outstanding under our credit facility and an additional $663.4 million would have been available for future borrowings under our secured revolving credit facility. In addition, the indenture governing the notes will permit, and the indenture governing our existing senior notes permits, the incurrence of additional debt, some of which may be secured debt.

      In the event that we or a subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any debt that ranks ahead of the notes and the guarantees will be entitled to be paid in full from our assets or the assets of the guarantor, as applicable, before any payment may be made with respect to the notes or the affected guarantees. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

The notes will be structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the notes.

      You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes, and indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to your claims against those subsidiaries.

      We derive substantially all of our revenue from our subsidiaries. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. As of December 31, 2003, on a pro forma basis after giving effect to this offering, our non-guarantor subsidiaries had approximately $92.8 million of total indebtedness and other liabilities (including trade payables and accrued expenses).

      We also have joint ventures and subsidiaries in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These joint ventures and less than wholly-owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes.

Despite our and our subsidiaries’ current level of indebtedness, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

      We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our new and existing indentures do not prohibit us or our subsidiaries from doing so. Our revolving credit facility provides commitments of up to $900.0 million, of which $228.6 million of letters of credit will be outstanding and $671.4 million of which is immediately available for future borrowings. These borrowings would be secured, and as a result, effectively senior to the notes and the guarantees of the notes by our subsidiary guarantors. If we incur any additional indebtedness that ranks equally with the senior notes, the holders of that debt will be entitled to share ratably with the holders of these senior notes and our existing senior notes, in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

The covenants in our credit facility and the indenture governing the notes impose restrictions that may limit our operating and financial flexibility.

      Our credit facility, the indenture governing the notes and the instruments governing our other indebtedness contain a number of significant restrictions and covenants that limit our ability and our subsidiaries’ ability to:

•	incur liens and debt or provide guarantees in respect of obligations of any other person;

•	issue redeemable preferred stock and non-guarantor subsidiary preferred stock;

•	increase our common stock dividends above specified levels;

•	make redemptions and repurchases of capital stock;

•	make loans and investments;

•	prepay, redeem or repurchase debt;

•	engage in mergers, consolidations and asset dispositions;

•	engage in affiliate transactions;

•	amend certain debt and other material agreements, and issue and sell capital stock of subsidiaries; and

•	restrict distributions from subsidiaries.

      Operating results below current levels or other adverse factors, including a significant increase in interest rates, could result in our being unable to comply with our financial covenants. If we violate these covenants and are unable to obtain waivers from our lenders, our debt under these agreements would be in default and could be accelerated by our lenders. If our indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

Federal and state fraudulent transfer laws permit a court to void the notes and the guarantees, and, if that occurs, you may not receive any payments on the notes.

      The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration with the intent of hindering, delaying or defrauding creditors or (2) we or any of our guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we were or any of our guarantors was insolvent or rendered insolvent by reason of the incurrence of the indebtedness; or

•	payment of the consideration left us or any of our guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

      If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

      Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

      If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

Your ability to transfer the notes may be limited by the absence of an active trading market.

      We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market, although we expect that the notes will be eligible for trading in DTC’s same-day funds settlement system. The liquidity of any market for the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

      Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. We cannot assure you that the market for the notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the notes.

We may be unable to purchase the notes upon a change of control coupled with a ratings decline.

      Upon a change of control, if the credit rating assigned to the notes declines beyond specified levels within 90 days of the change of control, we will be required to offer to purchase all of the notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest. If a change of control/ratings trigger were to occur, we may not have sufficient funds to pay the change of control purchase price and we may be required to secure third-party financing to do so. However, we may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to us or at all. A change of control/ratings trigger under the indenture may also result in an event of default under our credit facility, which may cause the acceleration of our other indebtedness, in which case, we would be required to repay in full our secured indebtedness before we repay the notes. Our future indebtedness may also contain restrictions on our ability to repurchase the notes upon certain events, including transactions that could constitute a change of control/ratings trigger under the indenture. Our failure to repurchase the notes upon a change of control/ratings trigger would constitute an event of default under the indenture and would have a material adverse effect on our financial condition.

      The change of control/ratings trigger provision in the indenture may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control and results in a ratings decline under the indenture. Such a transaction may not involve a ratings decline or a change in voting power or beneficial ownership or, even if it does, may not involve a change of the magnitude required under the definition of change of control triggering event in the indenture to trigger our obligation to repurchase the notes. Except as described above, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in an event of a takeover, recapitalization or similar transaction.

THE TRANSACTIONS

      On February 29, 2004, we signed two purchase agreements to purchase coal operations in Australia and Colorado from RAG International for $441 million in cash. The following is a brief summary of the material provisions of the agreements. This summary is qualified in its entirety by reference to the purchase agreements.

Structure and Purchase Price

      Under the Australia purchase agreement, we will acquire, through one of our subsidiaries, all of the outstanding ordinary shares and redeemable preference shares of RAG Australia Coal Pty Limited. In exchange for the shares, we agreed to pay $250 million, subject to adjustment for certain changes in shareholder’s equity between December 31, 2003 and the closing.

      Under the Colorado purchase agreement, we will acquire, through one of our subsidiaries, all of the outstanding shares of capital stock of Twentymile Coal Company, Colorado Yampa Coal Company, RAG Empire Corporation and RAG Shoshone Coal Corporation. In exchange for the shares of capital stock, we agreed to pay $191 million, subject to adjustment for certain changes in stockholder’s equity of the four companies and changes in liabilities and assets relating to employee benefits of former employees of RAG Shoshone Coal Corporation, between December 31, 2003 and the closing.

Closing and Closing Conditions

      Each party’s obligation to consummate the transactions is subject to the satisfaction of closing conditions as specified in the purchase agreement for the transaction. The Australia and Colorado transactions will close the later of April 15, 2004 and five business days after the satisfaction or waiver of these conditions. In addition to customary closing conditions, the closing of each of the Australia transaction and the Colorado transaction is contingent upon the simultaneous closing of the other transaction.

      In the case of RAG International, each transaction is contingent upon the approval of the Federal Republic of Germany and the State of North Rhineland-Westphalia. Also, the Colorado transaction is contingent upon the receipt of approval from the institutional lenders under RAG American Coal Company’s credit facility.

      In the case of our company, each transaction is contingent upon the absence of a material adverse change in the business of the companies being acquired under the purchase agreement for such transaction since December 31, 2003 and the receipt of third-party approvals identified by us in the purchase agreements. The Australia transaction is contingent upon RAG Australia Coal’s underground mine at North Goonyella being in operation in all material respects at the closing and having produced at least 187,393 tons of run-of-mine coal March 2004.

      We expect both closings to occur in the second quarter of 2004.

Representations and Warranties; Covenants; Termination

      In the purchase agreements, RAG International makes representations, warranties and covenants to us that are customary for a seller of shares of a wholly-owned company or companies; and we make representations, warranties and covenants to RAG International that are customary for a buyer of shares of a wholly-owned company or companies.

      Among the covenants, under both purchase agreements, RAG International agreed that during the period from the date of the purchase agreements to the closing date, the business of the companies being acquired by us would be conducted only in the ordinary course of business and in compliance with all laws and permits.

      Under the Australia purchase agreement, RAG International agreed that for a period of three years from the closing date it would not engage in coal mining in Australia or interfere with the relationships that RAG Australia Coal has with its customers and suppliers. In addition, RAG International agreed that for a period of two years from the closing date it would not solicit RAG Australia Coal’s officers or key employees. Also under the Australia purchase agreement, we agreed to replace RAG International’s guarantees in respect of RAG Australia Coal’s business. The Australia purchase agreement also contemplates that RAG Australia Coal will pay a dividend to RAG International prior to the closing and will pay in full debt owed to RAG Australia Coal’s institutional lenders. We agreed to make a loan to RAG Australia Coal immediately prior to the closing to provide RAG Australia Coal with the proceeds necessary to make these payments, which loan will result in an equivalent reduction in the purchase price for the transaction.

      Under the Colorado purchase agreement, we and RAG International agreed to elect to treat the sale of the shares of the companies as asset sales, under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. Also under the Colorado purchase agreement, for a period of one year following the closing, we agreed not to solicit any officers or key employees of RAG American Coal Holding, Inc. or any of its subsidiaries (other than the officers or key employees of the companies that we are buying under that agreement) and RAG International and RAG American Coal Holdings, Inc. agreed not to solicit any officers or key employees of the companies we are buying under that agreement. The Colorado purchase agreement also provides for us to replace RAG International’s, or its affiliates’, guarantees and performance bonds made in respect of the businesses of the companies purchased under the agreement.

      Under each purchase agreement, we and RAG International each may terminate the agreement if the closing under the agreement has not occurred by May 16, 2004.

Indemnification

      We and RAG International have agreed to indemnify each other for losses related to inaccuracies of our respective representations and warranties and breaches of our respective agreements contained in the purchase agreements. In addition, under the Australia purchase agreement, RAG International agreed to indemnify us for losses related to the failure of RAG International to appear as the record holder of RAG Australia Coal’s shares in the record books of the company and any related stamp duties. Under the Australia purchase agreement, RAG International agreed to indemnify us for liabilities related to debt of RAG Australia Coal, except to the extent set forth on the balance sheet of RAG Australia Coal prepared for the closing.

      Under each purchase agreement, a party’s indemnification is limited to three years after the closing date for claims for inaccuracies of representations and warranties, except for matters relating to taxes or RAG International’s, or its affiliates’, ownership of the shares sold at the closing under the agreement. Under each agreement, each party’s indemnification is limited to $40 million for claims under that agreement arising out of inaccuracies of representations and warranties and breaches of covenants, except for matters relating to taxes and RAG International’s, or its affiliates’, ownership of the shares sold at the closing under the agreement and certain covenants as provided in the purchase agreement. Under each agreement, neither party is obligated to indemnify the other until that party has a total of $6 million of losses under the agreement (or $500,000 regarding any particular matter or series of related matters), except for matters relating to taxes, certain covenants or RAG International’s, or its affiliates’, ownership of the shares sold at the closing under the agreement.

USE OF PROCEEDS

      We estimate that our net proceeds from our sale of the notes in this offering, after deducting underwriting discounts and estimated expenses of the offering, will be approximately $244.2 million. We intend to use these net proceeds, together with the proceeds from our concurrent offering of common stock, to consummate the RAG Acquisition, pay related fees and expenses and for general corporate purposes. In the event that we do not consummate the RAG Acquisition, we intend to use these net proceeds for working capital and general corporate purposes, including potential investments and acquisitions.

CAPITALIZATION

      The following table sets forth our consolidated historical capitalization at December 31, 2003 on an actual basis and as adjusted to give effect to (i) the $250 million aggregate principal amount of notes offered hereby, (ii) the issuance of the shares of our common stock issued in our concurrent offering and (iii) the application of the estimated net proceeds of these offerings. The issuance of the notes and the issuance of the shares of our common stock described in “Concurrent Transaction” are not contingent on each other. The calculations under the “Adjustments” and “Pro Forma as Adjusted” columns of the table assume the successful completion of these offerings and the application of the net proceeds as described in “Use of Proceeds.”

      You should read this table in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus supplement, “Summary Financial and Operating Data”, “Use of Proceeds,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” incorporated by reference from our Form 10-K for the year ended December 31, 2003.

	As of December 31, 2003

			(Unaudited)
		(Unaudited)	Pro Forma
	Actual	Adjustments	as Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$117,502	$59,733	$177,235

Existing revolving credit facility(1)	—	—
Term loan under Senior Secured Credit Facility	446,625	—	446,625
Notes offered hereby	—	250,000	250,000
6 7/8% Senior Notes due 2013(2)	654,239	—	654,239
5% Subordinated Note	79,412	—	79,412
Other long-term debt	16,263	—	16,263

Total debt	1,196,539	250,000	1,446,539
Minority interests	1,909	—	1,909
Stockholders’ equity:
Common stock	548	56	604
Additional paid-in capital	1,009,008	265,663	1,274,671
Retained earnings	208,149		208,149
Unearned restricted stock awards	(358)	—	(358)
Employee stock loans	(31)	—	(31)
Accumulated other comprehensive loss	(81,572)	—	(81,572)
Treasury stock	(3,687)	—	(3,687)

Total stockholders’ equity	1,132,057	265,719	1,397,776

Total capitalization	$2,330,505	$515,719	$2,846,224

(1)	As of December 31, 2003, the revolving credit facility provided for maximum borrowings and/or letters of credit of up to $600.0 million, and was amended in March 2004 to increase the maximum borrowings and/or letters of credit to $900.0 million. As of December 31, 2003, we had no loans outstanding and letters of credit of $236.6 million outstanding under our revolving credit facility.
(2)	Includes $4.2 million for the fair value of interest rate swaps related to the 6 7/8% Senior Notes.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

      The following unaudited pro forma combined financial statements give effect to our anticipated acquisitions and the related financings of Twentymile Coal Company, Colorado Yampa Coal Company, RAG Empire Corporation and RAG Shoshone Coal Corporation (“RAG Colorado”) and RAG Australia Coal Pty Limited (“RAG Australia”). The unaudited pro forma combined balance sheet as of December 31, 2003 is presented as if the acquisitions and the related financings had occurred on that date. The unaudited pro forma combined statement of operations for the year ended December 31, 2003 assumes that the acquisitions occurred on January 1, 2003. The acquisitions and the related financings are accounted for using the purchase method of accounting, with the purchase price allocated to the assets acquired and liabilities assumed based on estimated fair values, pending the completion of independent appraisals.

      The unaudited pro forma combined financial statements should be read in conjunction with (i) our historical audited financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (ii) the historical audited financial statements of RAG Colorado and (iii) the historical audited financial statements of RAG Australia, each of which is incorporated by reference or included in this prospectus supplement.

      The unaudited pro forma combined financial statements are for informational purposes only and are not necessarily indicative of the financial position that would have been obtained or the results of operations that would have occurred if the acquisitions and the related financings had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the Notes to Pro Forma Combined Financial Statements, are based upon available information and upon assumptions that our management believes are reasonable. The actual amounts that we record based on our final assessment of fair values may differ materially from the information presented in these unaudited pro forma combined financial statements.

PEABODY ENERGY CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

	Peabody
	Energy	RAG Colorado	RAG Australia	Pro Forma		Pro Forma as
	Historical	Historical	Historical	Adjustments		Adjusted

	(Dollars in thousands, except per share data)
REVENUES
Sales	$2,729,323	$146,514	$241,473	$—		$3,117,310
Other revenues	100,157	441	2,278	—		102,876

Total revenues	2,829,480	146,955	243,751	—		3,220,186
COSTS AND EXPENSES
Operating costs and expenses	2,335,800	104,107	165,460	280	(a)	2,605,647
Depreciation, depletion and amortization	234,336	23,668	26,666	(2,109	)(b)	282,561
Asset retirement obligation expense	31,156	495	1,142	865	(c)	33,658
Selling and administrative expenses	108,525	1,956	8,438	—		118,919
Net (gain) loss on property and equipment disposals	(25,123)	(140)	90	—		(25,173)

OPERATING PROFIT	144,786	16,869	41,955	964		204,574
Interest expense	98,540	2	6,427	(6,429	)(d)	113,644
				15,104	(e)
Early debt extinguishment costs	53,513	—	—	—		53,513
Interest income	(4,086)	(47)	(3,367)	3,414	(d)	(4,086)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	(3,181)	16,914	38,895	(11,125)		41,503
Income tax provision (benefit)	(47,708)	6,438	11,546	(3,843	)(f)	(33,567)
Minority interests	3,035	—	—	—		3,035

INCOME FROM CONTINUING OPERATIONS	$41,492	$10,476	$27,349	$(7,282)		$72,035

Basic earnings per share	$0.78					$1.22
Diluted earnings per share	0.76					1.19
Weighted average shares outstanding — basic	53,409,521			5,639,869		59,049,390
Weighted average shares outstanding — diluted	54,835,628			5,639,869		60,475,497
Other Data:
Adjusted EBITDA(g)	$410,278	$41,032	$69,763	$(280)		$520,793
Capital expenditures	156,443	3,623	39,532	—		199,598

PEABODY ENERGY CORPORATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2003

	Peabody	RAG	RAG	Pro Forma
	Energy	Colorado	Australia	Adjustments
	Historical	Historical	Historical	(h)	Total

	(Dollars in thousands)
ASSETS
Current assets
Cash and cash equivalents	$117,502	$14	$83,725	$(24,006)	$177,235
Accounts receivable, less allowance	220,891	9,934	27,160	—	257,985
Receivables from affiliates	—	—	17,325	(17,325)	—
Materials and supplies	44,421	2,686	—	—	47,107
Coal inventory	202,072	10,911	12,385	—	225,368
Assets from coal trading activities	58,321	—	—	—	58,321
Deferred income taxes	15,749	623	8,510	(9,133)	15,749
Other current assets	23,784	2,763	20,749	(1,252)	46,044

Total current assets	682,740	26,931	169,854	(51,716)	827,809
Land and coal interests owned, net	1,711,532	26,094	—	(14,108)	1,723,518
Buildings and improvements and machinery and equipment, net	818,726	49,151	142,897	(84,011)	926,763
Leased coal interests and advance royalties, net	1,750,728	89,806	—	238,943	2,079,477
Investments and other assets	316,539	909	5,935	4,761	328,144

Total assets	$5,280,265	$192,891	$318,686	$93,869	$5,885,711

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current maturities of long-term debt	$23,049	$—	$11,259	$(11,259)	$23,049
Liabilities from coal trading activities	36,304	—	—	—	36,304
Due to RAG Coal & RAG Holding	—	10,979	—	(10,979)	—
Accounts payable and accrued expenses	572,615	12,806	36,135	—	621,556

Total current liabilities	631,968	23,785	47,394	(22,238)	680,909
Long-term debt, less current maturities	1,173,490	—	121,970	128,030	1,423,490
Deferred income taxes	434,426	26,835	11,149	(37,984)	434,426
Asset retirement obligations	384,048	6,770	2,702	5,264	398,784
Workers’ compensation obligations	209,954	—	—	3,889	213,843
Accrued postretirement benefit costs	961,811	—	—	9,000	970,811
Obligation to industry fund	44,779	—	—	—	44,779
Other noncurrent liabilities	305,823	4,250	—	8,911	318,984

Total liabilities	4,146,299	61,640	183,215	94,872	4,486,026
Minority interests	1,909	—	—	—	1,909
Stockholders’ equity	1,132,057	131,251	135,471	(1,003)	1,397,776

Total liabilities and stockholders’ equity	$5,280,265	$192,891	$318,686	$93,869	$5,885,711

PEABODY ENERGY CORPORATION

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

(a)	To adjust operating costs and expenses related to postretirement benefits based on the portion of the acquisition cost allocated to postretirement benefit obligations.

(b)	To adjust depreciation, depletion and amortization based on the portion of the acquisition cost allocated to long-lived assets.

(c)	To adjust asset retirement obligation expense based on the portion of the acquisition cost allocated to asset retirement obligations.

(d)	To reverse historical interest expense incurred by RAG Colorado and RAG Australia, as well as historical interest income earned by RAG Colorado and RAG Australia.

(e)	To reflect the interest expense on $250 million aggregate principal amount of new 5 7/8% senior notes offered hereby, including the amortization of $5 million of debt issuance costs.

(f)	To record income tax expense (benefit) on the pro forma adjustments to results of operations using the statutory rates in effect in the United States and Australia.

(g)	We define Adjusted EBITDA as income from continuing operations before deducting early debt extinguishment costs, net interest expense, income taxes, minority interests, asset retirement obligation expense and depreciation, depletion and amortization. Adjusted EBITDA is not a substitute for operating income, net income and cash flow from operating activities as determined in accordance with generally accepted accounting principles as a measure of profitability or liquidity. Adjusted EBITDA is used by management to measure operating performance, and management also believes it is a useful indicator of our ability to meet debt service and capital expenditure requirements. Because Adjusted EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is calculated as follows (unaudited, dollars in thousands):

	Peabody
	Energy	RAG Colorado	RAG Australia	Pro Forma	Pro Forma
	Historical	Historical	Historical	Adjustments	as Adjusted

Income (loss) from continuing operations	$41,492	$10,476	$27,349	$(7,282)	$72,035
Income tax provision (benefit)	(47,708)	6,438	11,546	(3,843)	(33,567)
Minority interests	3,035	—	—	—	3,035
Interest expense	98,540	2	6,427	8,675	113,644
Early debt extinguishment costs	53,513	—	—	—	53,513
Interest income	(4,086)	(47)	(3,367)	3,414	(4,086)
Depreciation, depletion and amortization	234,336	23,668	26,666	(2,109)	282,561
Asset retirement obligation expense	31,156	495	1,142	865	33,658

Adjusted EBITDA	$410,278	$41,032	$69,763	$(280)	$520,793

(h)	To record the purchase transaction and allocate the $441 million purchase price (and $10 million of transaction costs) to the assets acquired and the liabilities assumed based on the estimated fair values of each item as follows (dollars in thousands):

Estimated
Fair Value

Current assets	$85,350
Land and coal interests owned, net	11,986
Building and improvement and machinery and equip., net	108,037
Leased coal interests and advance royalties, net	328,749
Investments and other assets	6,605
Current liabilities	(48,941)
Asset retirement obligations	(14,736)
Workers’ compensation obligations	(3,889)
Accrued postretirement benefit costs	(9,000)
Other noncurrent liabilities	(13,161)

Total	$451,000

      Also reflected in the pro forma combined balance sheet adjustments is our issuance of $250 million aggregate principal amount of new 5 7/8% senior notes offered hereby (net of $5 million in debt issuance costs) and proceeds of $275 million from the sale of shares of our common stock (net of $9.2 million in estimated underwriting fees).

DESCRIPTION OF THE NOTES

      You can find the definitions of certain terms used in this description below under “— Certain Definitions.” In this description, the words “we” and “Company” refer only to Peabody Energy Corporation and not to any of its Subsidiaries.

      The Company will issue the notes under an indenture among itself, the Guarantors and US Bank National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

      The following description is a summary of the provisions of the indenture that we consider material. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. You may request copies of the indenture at our address set forth under “— Incorporation of Certain Documents By Reference” in the accompanying prospectus. Defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

      The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

      The notes will be:

•	general unsecured obligations of the Company;

•	senior in right of payment to any subordinated Indebtedness of the Company;

•	pari passu in right of payment with any senior Indebtedness of the Company;

•	effectively junior in right of payment to the Company’s existing and future secured Indebtedness, including Indebtedness under the Credit Agreement, to the extent of the value of the collateral securing that Indebtedness; and

•	guaranteed by all of the Company’s existing Restricted Subsidiaries and future Restricted Subsidiaries that are Domestic Subsidiaries, other than the Specified Subsidiaries.

As of December 31, 2003, the Company had $650.0 million principal amount of its 6 7/8% Senior Notes due 2013 and $79.4 million principal amount of its 5% Subordinated Notes outstanding.

The Subsidiary Guarantees

      Each Subsidiary Guarantee of the notes will be:

•	a senior unsecured obligation of each Subsidiary Guarantor;

•	senior in right of payment to all subordinated Indebtedness of that Subsidiary Guarantor;

•	pari passu in right of payment with all Indebtedness of that Subsidiary Guarantor that is not by its terms expressly subordinated to the guarantee of the Notes; and

•	effectively junior in right of payment to the existing and future secured Indebtedness of that Subsidiary Guarantor, including the guarantee of the Credit Agreement, to the extent of the value of the collateral securing that Indebtedness.

      As of December 31, 2003, on a pro forma basis after giving effect to this offering, the Company would have had approximately $1,446.5 million of Indebtedness outstanding on a consolidated basis (including the notes), approximately $446.6 million of which would have been secured Indebtedness under the Credit Agreement. The indenture will permit substantial additional borrowings under the Credit Agreement in the future. See “Risk Factors — Risks Relating to the Notes — The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.”

      The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the notes. The notes will be effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company’s Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the latter’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary’s creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company. See “Risk Factors — Risks Relating to the Notes — The notes and the guarantees will be unsecured and effectively subordinated to our and our subsidiary guarantors’ existing and future secured indebtedness.”

      All of the Company’s existing and future Subsidiaries, other than the Specified Subsidiaries, will be Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the indenture.

Principal, Maturity and Interest

      The Company will issue notes in this offering in the aggregate principal amount of $200.0 million. The Company may issue an unlimited amount of additional notes under the indenture from time to time after this offering, subject to the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on April 15, 2016.

      Interest on the notes will accrue at the rate of 5 7/8% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2004. The Company will make each interest payment to the holders of record on the immediately preceding April 1 and October 1.

      Interest on the notes will accrue from March 23, 2004 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

      If a holder has given wire transfer instructions to the Company, it will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. See “— Book-Entry, Delivery and Form” below for additional information.

Subsidiary Guarantees

      The Company’s payment obligations under the notes will be fully and unconditionally, and jointly and severally, guaranteed by the Subsidiary Guarantors. Notwithstanding the foregoing, no Subsidiary of the Company will be required to endorse a Subsidiary Guarantee unless such Subsidiary is required to, and does, simultaneously execute a Guarantee under the Credit Agreement. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited to the maximum amount that would not constitute a fraudulent conveyance under applicable law. See “Risk Factors — Risks Relating to the Notes — Federal and state fraudulent transfer laws permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.”

      The notes will not be guaranteed by the Specified Subsidiaries or any Foreign Subsidiaries of the Company. For the fiscal year ended December 31, 2003, the Non-Guarantor Subsidiaries accounted for 4% of the Company’s revenues on a consolidated basis. The claims of creditors (including trade creditors) of any Non-Guarantor Subsidiary will generally have priority as to the assets of such Subsidiaries over the claims of the holders of the notes. As of December 31, 2003, the amount of indebtedness and other liabilities (including trade payables and accrued expenses) of the Non-Guarantor Subsidiaries was $92.8 million.

      No Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture, in form and substance reasonably satisfactory to the trustee, under the notes, the indenture and the registration rights agreement; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; and (iii) (A) the Company would be permitted by virtue of the Company’s pro forma Fixed Charge Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or (B) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would not be less than such ratio immediately prior to such transaction.

      In the event of (a) a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, (b) a sale or other disposition of all of the capital stock of any Subsidiary Guarantor or (c) the designation of a Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the terms of the indenture, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of any such sale or other disposition are applied in accordance with the applicable provisions of the indenture and any such designation of a Subsidiary Guarantor as an Unrestricted Subsidiary complies with all applicable covenants. See “— Repurchase at the Option of Holders — Asset Sales.”

Optional Redemption

      The notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days’ notice.

      Prior to April 15, 2009, the notes will be redeemable at a redemption price equal to 100% of the principal amount thereof plus the applicable Make Whole Premium, plus, to the extent not included in the Make Whole Premium, accrued and unpaid interest if any, to the date of redemption. For purposes of the foregoing,

“Make Whole Premium” means, with respect to a note, an amount equal to the greater of (a) 100% of the outstanding principal amount of such note and (b) the excess of (1) the present value of the remaining interest, premium, if any, and principal payments due on such note as if such note were redeemed on April 15, 2009, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (2) the outstanding principal amount of such note.

      On or after April 15, 2009, the notes will be redeemable at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on April 15 of the years indicated below:

Year	Percentage

2009	102.938%
2010	101.958%
2011	100.979%
2012 and thereafter	100.000%

      Notwithstanding the foregoing, during the first 36 months after the date of this offering, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 105.875% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that at least 65% of the aggregate principal amount of notes issued remain outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its Subsidiaries); and provided further, that such redemption shall occur within 120 days of the date of the closing of such Equity Offering.

Mandatory Redemption

      The Company is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Covenant Termination

      Upon the first date upon which the notes have an Investment Grade Rating from both of the Rating Agencies and no Default or Event of Default has occurred and is continuing under the indenture (the “Investment Grade Date”), the Company and its Restricted Subsidiaries will cease to be subject to the provisions of the indenture described below, which will be deemed to be terminated as of and from such date, under the following captions:

•	“— Repurchase at the Option of Holders — Asset Sales,”

•	“— Certain Covenants — Restricted Payments,”

•	“— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,”

•	“— Certain Covenants — Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,”

•	“— Certain Covenants — Transactions with Affiliates,”

•	“— Certain Covenants — Business Activities,” and

•	“— Certain Covenants — Payments for Consent,”

provided, however, that the provisions of the indenture described below under the following captions will not be so terminated:

•	“— Repurchase at the Option of Holders — Change of Control Triggering Event,”

•	“— Certain Covenants — Liens,”

•	“— Certain Covenants — Merger, Consolidation or Sale of Assets” (except as set forth in that covenant),

•	“— Certain Covenants — Additional Subsidiary Guarantees” (except as set forth in that covenant), and

•	“— Certain Covenants — Reports.”

As a result, the notes will be entitled to substantially less covenant protection from and after the Investment Grade Date.

Repurchase at the Option of Holders

Change of Control Triggering Event

      Upon the occurrence of a Change of Control Triggering Event, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”). Within ten days following any Change of Control Triggering Event, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the indenture by virtue of such conflict.

      On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered and (3) deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company. The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. Prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control Triggering Event, the Company will either repay all outstanding Senior Debt other than the notes or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt other than the notes to permit the repurchase of notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      The Change of Control Triggering Event provisions described above will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the indenture will not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      The Company’s other senior Indebtedness contains, or in the future may contain, prohibitions on certain events that would constitute a Change of Control. In addition, the exercise by the holders of notes of their right to require the Company to repurchase the notes could cause a default under such other senior indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors — Risks Relating to the Notes — We may be unable to purchase the notes upon a change of control coupled with a ratings decline.”

      The Credit Agreement will restrict the Company from purchasing the notes, and also will provide that certain change of control events with respect to the Company would constitute a default thereunder. Indebtedness incurred by the Company in the future may contain similar restrictions and provisions. In the event a Change of Control Triggering Event occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the Credit Agreement.

      The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or if the Company exercises its option to purchase the notes.

      “Change of Control” means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal (as defined below), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Principals and their Related Parties, becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares) or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

      The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

      “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline with respect to the Notes.

      “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of directors on the date of the indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

      “Principals” means executive officers of the Company as of the date of the indenture.

      “Related Party” with respect to any Principal means (A) any spouse or immediate family member of such Principal or (B) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (A).

      “Rating Date” means the date which is 90 days prior to the earlier of:

(a) a Change of Control, and

(b) public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control.

      “Rating Decline” means the occurrence of the following on, or within, 90 days before or after the earlier of: (i) the date of public notice of the occurrence of a Change of Control or (ii) public notice of the intention of the Company to effect a Change of Control (which 90-day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies):

(a) in the event the Notes are assigned an Investment Grade Rating by both Rating Agencies on the Rating Date, the rating of the Notes by one of the Rating Agencies shall be below an Investment Grade Rating; or

(b) in the event the Notes are rated below an Investment Grade Rating by at least one of the Rating Agencies on the Rating Date, the rating of the Notes by at least one of the Rating Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

     Asset Sales

      The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value as determined in good faith by the Company of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefore received by the Company or such Subsidiary is in the form of cash, Cash Equivalents or Marketable Securities; provided that the following amounts shall be deemed to be cash: (w) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet), of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability, (x) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days following the closing of such Asset Sale (to the extent of the cash received), (y) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale; provided that the aggregate fair market value (as determined above) of such Designated Noncash Consideration, taken together with the fair market value at the time of receipt of all other Designated Noncash Consideration received pursuant to this clause (y) less the amount of Net Proceeds previously realized in cash from prior Designated Noncash Consideration is less than 10% of Total Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value) and (z) Additional Assets received in an exchange of assets transaction.

      Within 360 days after the receipt of any cash Net Proceeds from an Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply such cash Net Proceeds, at its option, (a) to repay Indebtedness of the Company or any Restricted Subsidiary that is not subordinated in right of payment to Indebtedness under a Credit Facility, (b) to the acquisition of a majority of the assets of, or a majority of the Voting Stock of, another Permitted Business, the making of a capital expenditure or the acquisition of other assets or Investments that are used or useful in a Permitted Business or (c) to apply the cash Net Proceeds from such Asset Sale to an Investment in Additional Assets. Any cash Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company will be required to make an offer to all holders of notes and all holders of other Indebtedness that ranks equally with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an “Asset Sale Offer”) to purchase the maximum principal amount of notes and such other Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the indenture and such other Indebtedness. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other Indebtedness tendered into such Asset Sale Offer surrendered by holders thereof exceeds the amount of Excess Proceeds, the trustee shall select the notes and such other Indebtedness to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

      The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Selection and Notice

      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

      No notes of $1,000 principal amount or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

      The indenture will contain the following covenants:

     Restricted Payments

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the

Company); (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes or any Subsidiary Guarantee, except a payment of interest or principal at Stated Maturity or Indebtedness permitted under clause (vii) of the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock;” or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after May 18, 1998 (excluding Restricted Payments permitted by clauses (ii), (iii), (iv), (v), (ix) and (x) of the next succeeding paragraph), is less than the sum, without duplication, of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after May 18, 1998 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company (including the fair market value of any Permitted Business or assets used or useful in a Permitted Business to the extent acquired in consideration of Equity Interests (other than Disqualified Stock) of the Company) since May 18, 1998 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock and other than sales to a Subsidiary of the Company) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Disqualified Stock or debt securities sold to a Subsidiary of the Company), plus (iii) to the extent that any Restricted Investment that reduced the amount available for Restricted Payments under this clause (c) is sold for cash or otherwise liquidated or repaid for cash or any dividend or payment is received by the Company or a Restricted Subsidiary after May 18, 1998 in respect of such Investment, 100% of the amount of Net Proceeds or dividends or payments (including the fair market value of property) received in connection therewith, up to the amount of the Restricted Investment that reduced this clause (c), as the case may be, and thereafter 50% of the amount of Net Proceeds or dividends or payments (including the fair market value of property) received in connection therewith (except that the amount of dividends or payments received in respect of payments of Obligations in respect of such Investments, such as taxes, shall not increase the amounts under this clause (c)), plus (iv) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of the indenture, 100% of the fair market value of the Company’s Investment in such Subsidiary as of the date of such redesignation up to the amount of the Restricted Investments made in such Subsidiary that reduced this clause (c) and 50% of the excess of the fair market value of the Company’s Investment in such Subsidiary as of the date of such redesignation over (1) the amount of the Restricted Investment that reduced this clause (c) and (2) any amounts that increased the amount available as a Permitted Investment; provided, further, that any amounts that increase this clause (c) shall not duplicatively increase amounts available as Permitted Investments.

      The foregoing provisions will not prohibit:

(i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

(ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;

(iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(iv) dividends or distributions by a Restricted Subsidiary of the Company so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(v) Investments in Unrestricted Subsidiaries having an aggregate fair market value not to exceed the amount, at the time of such Investment, substantially concurrently contributed in cash or Cash Equivalents to the common equity capital of the Company after the date of the indenture; provided that any such amount contributed shall be excluded from the calculation made pursuant to clause (c) above;

(vi) the payment of dividends on the Company’s Common Stock in an amount which, when combined with all such dividends, does not exceed $35.0 million in the aggregate in any calendar year;

(vii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any present or former employee or director of the Company (or any of its Restricted Subsidiaries) pursuant to any management equity subscription agreement or stock option agreement or any other management or employee benefit plan in effect as of the date of the indenture; provided that (A) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $5.0 million in any twelve-month period (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $10.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed (x) the cash proceeds from the sale of Equity Interests of the Company or a Restricted Subsidiary to members of management and directors of the Company and its Subsidiaries that occurs after the date of the indenture, plus (y) the cash proceeds of key-man life insurance policies received by the Company and its Restricted Subsidiaries after the date of the indenture, less (z) the amount of any Restricted Payments previously made pursuant to clauses (x) and (y) of this subparagraph (vii); and, provided further, that cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company or a Restricted Subsidiary will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the indenture and (B) no Default or Event of Default shall have occurred and be continuing immediately after such transaction;

(viii) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(ix) the repurchase, redemption or other acquisition or retirement for value of the 5% Subordinated Note; and

(x) other Restricted Payments not otherwise prohibited by this covenant in an aggregate amount not to exceed $25.0 million under this clause (x).

      All of the Company’s existing Subsidiaries, other than the Specified Subsidiaries, are Restricted Subsidiaries. The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

      If, at any time, any Unrestricted Subsidiary would fail to meet the requirements in the definition of “Unrestricted Subsidiary” as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

      The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any noncash Restricted Payment or any adjustment made pursuant to paragraph (c) of this covenant shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $25.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed.

      If any Restricted Investment is sold or otherwise liquidated or repaid or any dividend or payment is received by the Company or a Restricted Subsidiary and such amounts may be credited to clause (c) above, then such amounts will be credited only to the extent of amounts not otherwise included in Consolidated Net Income and that do not otherwise increase the amount available as a Permitted Investment.

Incurrence of Indebtedness and Issuance of Preferred Stock

      The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and the Company’s Restricted Subsidiaries may incur Indebtedness or issue Disqualified Stock or preferred stock if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

      In addition to the foregoing, the provisions of the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(i) the incurrence by the Company of additional Indebtedness under any Credit Facilities (and the Guarantee thereof by the Subsidiary Guarantors); provided that the aggregate principal amount of all Indebtedness outstanding under this clause (i) after giving effect to such incurrence does not exceed an amount equal to $1,850.0 million; provided, however, that such amount shall be reduced by the amount of Acquisition Term Loan Commitments (as defined in the Credit Agreement) not funded by June 9, 2004; provided further that the amount of Indebtedness permitted to be incurred under this clause (i) shall not be less than $1,350.0 million;

(ii) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(iii) the incurrence by the Company and the Subsidiary Guarantors of Indebtedness represented by the notes issued pursuant to this offering;

(iv) (A) the Guarantee by the Company or any of the Subsidiary Guarantors of Indebtedness of the Company or a Restricted Subsidiary of the Company or (B) the incurrence of Indebtedness of a Restricted Subsidiary to the extent that such Indebtedness is supported by a letter of credit, in each case that was permitted to be incurred by another provision of this covenant;

(v) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (including Capital Lease Obligations) to finance the acquisition (including by direct purchase, by lease or indirectly by the acquisition of the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of such acquisition) or improvement of property (real or personal) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding pursuant to this clause (v) and including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (v), does not exceed an amount equal to 5% of Total Assets at the time of such incurrence;

(vi) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph hereof or clauses (ii), (iii) or (vi) of this paragraph;

(vii) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (i) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (vii);

(viii) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations that are incurred in the ordinary course of business for the purpose of risk management and not for the purpose of speculation;

(ix) the incurrence by the Company’s Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the

Company that was not permitted by this clause (ix), and the issuance of preferred stock by Unrestricted Subsidiaries;

(x) the incurrence of Indebtedness solely in respect of performance, surety and similar bonds and letters of credit or completion or performance guarantees (including, without limitation, performance guarantees pursuant to coal supply agreements or equipment leases), to the extent that such incurrence does not result in the incurrence of any obligation for the payment of borrowed money to others;

(xi) the incurrence of Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary; provided, however that (i) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (i)) and (ii) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

(xii) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (xii), not to exceed $350.0 million.

      The Company will not incur, and will not permit its Restricted Subsidiaries to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary unless such Indebtedness is also contractually subordinated in right of payment to the notes, or the Senior Subsidiary Guarantees, as the case may be, on substantially identical terms; provided, however, that no Indebtedness of the Company or any Restricted Subsidiary shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or any Restricted Subsidiary solely by virtue of being unsecured.

      For purposes of determining compliance with this covenant:

(1) in the event that an item of proposed Indebtedness, including Acquired Debt, meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xii) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence (or later classify or reclassify such Indebtedness, in its sole discretion) in any manner that complies with this covenant;

(2) for the purposes of determining compliance with any dollar-denominated restriction on the incurrence of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was incurred; and

(3) accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in the Fixed Charges of the Company as accrued.

Liens

      The Company will not and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective with respect to any Indebtedness any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis (or, if the Lien secured Indebtedness subordinated to the notes or the Subsidiary Guarantees, then senior to the obligations so secured) with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary that is not a Subsidiary Guarantor to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries. However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the indenture, (b) the Credit Agreement, (c) the indenture, the notes and Subsidiary Guarantees, (d) applicable law or any applicable rule, regulation or order, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred, (f) customary non-assignment provisions in leases and other agreements entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) any agreement for the sale of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale, (i) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, (j) secured Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption “— Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness, (k) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business, (l) restrictions on cash or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business and (m) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (l) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company’s Board of Directors, not materially more restrictive in the aggregate with respect to such dividend and other payment restrictions than those (considered as a whole) contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Merger, Consolidation or Sale of Assets

      The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Restricted Subsidiary of the Company, immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, (A) the entity surviving such consolidation or merger would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (B) the Fixed Charge Coverage Ratio for the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made would, immediately after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, would be not less than such Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; provided, however, that this clause (iv) shall no longer be applicable from and after any Investment Grade Date. The Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. The provisions of this covenant will not be applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its Restricted Subsidiaries.

      Notwithstanding the foregoing clause (iv), (i) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (ii) the Company may merge with an Affiliate that has no significant assets or liabilities and was formed solely for the purpose of changing the jurisdiction of organization of the Company in another State of the United States or the form of organization of the Company so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby and provided that the successor assumes all the obligations of the Company under the registration rights agreement, the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the trustee.

Transactions with Affiliates

      The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are materially no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) the Company delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

      Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions: (i) any employment agreement or other compensation plan or arrangement for employees entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (ii) transactions between or among the Company and/or its Restricted Subsidiaries, (iii) payment of reasonable fees to officers, directors, employees or consultants of the Company, (iv) Restricted Payments that are permitted by, and Investments that are not prohibited by, the provisions of the indenture described above under the caption “— Restricted Payments,” (v) indemnification payments made to officers, directors and employees of the Company or any Restricted Subsidiary pursuant to charter, bylaw, statutory or contractual provisions; (vi) the payment of customary annual management, consulting and advisory fees and related expenses to Lehman Merchant Bank and its Affiliates; (vii) payments by the Company or any of its Restricted Subsidiaries to Lehman Merchant Bank and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Company in good faith; (viii) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders’ agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the indenture and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the date of the indenture shall only be permitted by this clause (viii) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders in any material respect; (ix) transactions with Unrestricted Subsidiaries, customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the indenture which are, in the aggregate (taking into account all the costs and benefits associated with such transactions), materially no less favorable to the Company or its Restricted Subsidiaries than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; (x) guarantees of performance by the Company and its Restricted Subsidiaries of Unrestricted Subsidiaries in the ordinary course of business, except for guarantees of Obligations in respect of borrowed money; and (xi) pledges of Equity Interests of Unrestricted Subsidiaries for the benefit of lenders of Unrestricted Subsidiaries.

Additional Subsidiary Guarantees

      If the Company or any of its Domestic Subsidiaries shall acquire or create another Domestic Subsidiary after the date of the indenture and such Domestic Subsidiary provides a guarantee under the Credit Agreement, then such newly acquired or created Domestic Subsidiary shall execute a supplemental indenture in form and substance reasonably satisfactory to the trustee providing that such Domestic Subsidiary shall become a Subsidiary Guarantor under the indenture, provided, however, this covenant shall not apply to any Domestic Subsidiary that has been properly designated as an Unrestricted Subsidiary in accordance with the indenture for so long as it continues to constitute an Unrestricted Subsidiary.

Business Activities

      The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Payments for Consent

      The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default and Remedies

      Each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the notes; (ii) default in payment when due of the principal of or premium, if any, on the notes; (iii) failure by the Company or any of its Subsidiaries to make the offer required or to purchase any of the notes as required under the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control Triggering Event,” or “— Repurchase at the Option of Holders — Asset Sales;” (iv) failure by the Company or any of its Subsidiaries for 30 days after notice to comply with the provisions of the covenants entitled “— Certain Covenants — Restricted Payments” or “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” or failure by the Company or any of its Subsidiaries for 60 days after notice to comply with any of its other agreements in the indenture or the notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, which default results in the acceleration of such Indebtedness prior to its express maturity and the principal amount of any such Indebtedness aggregates $50.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would be a Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) except as permitted by the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (viii) certain events of bankruptcy or insolvency with respect to the Company, any of its Significant Subsidiaries that are Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would be a Significant Subsidiary.

      If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided, that so long as any Indebtedness permitted to be incurred pursuant to the Credit Agreement shall be outstanding, such acceleration shall not be effective until the earlier of (i) an acceleration of any such Indebtedness under the Credit Agreement or (ii) five business days after receipt by the Company of written notice of such acceleration of the notes. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

      The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

      The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of the Company or any Person controlling such Person, as such, shall have any liability for any obligations of the Company under the notes, the Subsidiary Guarantees, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

      The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Subsidiary Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(i) the rights of holders of outstanding notes to receive payments in respect of the principal of, interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(ii) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(iii) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Subsidiary Guarantor’s obligations in connection therewith; and

(iv) the Legal Defeasance provisions of the indenture.

      In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(i) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, interest or premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

(ii) in the case of Legal Defeasance, the Company shall deliver to the trustee an opinion of counsel reasonably acceptable to the trustee (subject to customary exceptions and exclusions) confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii) in the case of Covenant Defeasance, the Company shall deliver to the trustee an opinion of counsel reasonably acceptable to the trustee (subject to customary exceptions and exclusions) confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(vi) the Company must have delivered to the trustee, at or prior to the effective date of such defeasance, an opinion of counsel to the effect that, assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and assuming that no holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(vii) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(viii) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(i) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(ii) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(iii) reduce the rate of or change the time for payment of interest on any note;

(iv) waive a Default or Event of Default in the payment of principal of, interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(v) make any note payable in money other than that stated in the notes;

(vi) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, interest or premium, if any, on the notes;

(vii) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(viii) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture; or

(ix) make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any holder of notes, the Company and the trustee may amend or supplement the indenture or the notes:

(i) to cure any ambiguity, defect or inconsistency;

(ii) to provide for uncertificated notes in addition to or in place of certificated notes;

(iii) to provide for the assumption of the Company’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(iv) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(v) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

(vi) to allow any Subsidiary to execute a supplemental indenture and/or a Guarantee.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and the Company has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, interest or premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Subsidiary Guarantor is a party or by which the Company or any Subsidiary Guarantor is bound;

(3) the Company has paid or caused to be paid all sums payable by it under the indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of the Company or of any Subsidiary Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must (i) eliminate such conflict within 90 days, (ii) apply to the SEC for permission to continue or (iii) resign.

      The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. In case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Book-Entry, Delivery and Form

      We will initially issue the notes in the form of one or more global notes (the “Global Notes”). Except as set forth below, notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. Notes will be issued at the closing of this offering only against payment in immediately available funds.

      The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the “Global Note Holder”), in each case for credit to an account of a direct or indirect participant in DTC as described below.

      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

      Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”), which may change from time to time.

Depository Procedures

      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

      DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect

Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

      DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

      Euroclear and Clearstream may hold interests in the Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

      Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

      DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

      Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

      Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

      DTC has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

      Although DTC, Euroclear and Clearstream have agreed to the foregoing to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

      A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

      The Company will make payments in respect of the notes represented by the Global Notes (including principal, interest or premium, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note holder. The Company will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a description of all defined terms used in it and in the notes, including any other capitalized terms used in this “Description of the Notes” for which no definition is provided below.

      “Acquired Debt” means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

      “Additional Assets” means (i) any property or assets (other than Capital Stock, Indebtedness or rights to receive payments over a period greater than 180 days, other than with respect to coal supply contract restructurings) that is usable by the Company or a Restricted Subsidiary in a Permitted Business or (ii) the Capital Stock of a Person that is at the time, or becomes, a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary.

      “Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

      “Asset Sale” means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control Triggering Event” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $5.0 million or (b) for Net Proceeds in excess of $5.0 million. Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales: (i) a transfer of assets by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (ii) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary, (iii) a Restricted Payment that is permitted by, or an Investment that is not prohibited by, the covenant described above under the caption “— Certain Covenants — Restricted Payments,” (iv) a disposition of Cash Equivalents or obsolete, worn out or no longer useful equipment, (v) foreclosures on assets, (vi) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof and (vii) the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the industry.

      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

      “Capital Stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

      “Cash Equivalents” means (a) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed or insured by the U.S. Government or any agency thereof, (b) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition and overnight bank deposits of any lender under the Credit Agreement or of any commercial bank having capital and surplus in excess of $500.0 million, (c) repurchase obligations of any lender under the Credit Agreement or of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 90 days with respect to securities issued or fully guaranteed or insured by the United States Government, (d) commercial paper of a domestic issuer rated at least A-2 by S&P or P-2 by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency if both of S&P and Moody’s cease publishing ratings of investments, (e) securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s, (f) securities with maturities of one year or less from the date of acquisition backed by standby letters of credit issued by any lender under the Credit Agreement or any commercial bank satisfying the requirements of clause (b) of this definition or (g) shares of money market mutual or similar funds, at least 95% of the assets of which invest exclusively in assets satisfying the requirements of clauses (a) through (f) of this definition.

      “Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (ii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs, deferred financing fees and original issue discount, noncash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iii) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (iv) depreciation, depletion, amortization (including amortization of goodwill and other intangibles) and other noncash expenses (including, without limitation, writedowns and impairment of property, plant and equipment and intangibles and other long-lived assets) (excluding any such noncash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, depletion, amortization and other noncash expenses were deducted in computing such Consolidated Net Income, minus (v) noncash items increasing such Consolidated Net Income for such period (other than accruals in accordance with GAAP). Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation, depletion and amortization and other noncash expenses of, a Restricted Subsidiary that is not a Subsidiary Guarantor shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

      “Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income of any Unrestricted Subsidiary, any Person that is not a Subsidiary or any Person accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary that is not a Subsidiary Guarantor shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a transaction accounted for in a manner similar to a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, provided, however, that such Net Income shall not be excluded for purposes of calculating the Fixed Charge Coverage Ratio, and (iv) the cumulative effect of a change in accounting principles shall be excluded.

      “Credit Agreement” means that certain Credit Agreement, dated as of March 21, 2003 by and among the Company, as borrower, Wachovia Securities, Inc., Fleet Securities, Inc. and Lehman Brothers Inc. as Arrangers, Wachovia Bank, National Association and Lehman Commercial Paper Inc., as the Syndication Agents, Fleet National Bank, as the Administrative Agent, Morgan Stanley Senior Funding, Inc., as Documentation Agent, and the other lenders party thereto, including any related notes, guarantees, collateral documents, letters of credit, instruments and agreements executed in connection therewith (and any appendices, annexes, exhibits or schedules to any of the foregoing), and in each case as amended, restated, amended and restated, modified, supplemented, renewed, refunded, replaced, restructured, repaid or refinanced from time to time (whether with the original agents, arrangers and lenders or other agents, arrangers and lenders or otherwise, whether provided under the original credit agreement or other Credit Facilities or otherwise, whether for a greater or lesser principal amount, whether with greater or lesser interest and fees and whether including more or less collateral or guarantors). Indebtedness under the Credit Agreement outstanding on the date on which notes are first issued and authenticated under the indenture shall be deemed to have been incurred on such date in reliance on, and to be permitted by, the exception provided by clause (i) of the definition of Permitted Indebtedness.

      “Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, amended and restated, modified, supplemented, renewed, refunded, replaced, refinanced, repaid or restructured in whole or in part from time to time.

      “Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

      “Designated Noncash Consideration” means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control Triggering Event or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Domestic Subsidiary” means a Subsidiary that is (i) formed under the laws of the United States of America or a state or territory thereof or (ii) as of the date of determination, treated as a domestic entity or a partnership or a division of a domestic entity for United States federal income tax purposes.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means any public or private sale of equity securities (excluding Disqualified Stock) of the Company, other than any private sales to an Affiliate of the Company.

      “Existing Indebtedness” means up to $1,253.0 million in aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement, the notes and the Subsidiary Guarantees) in existence on the date of the indenture, until such amounts are repaid.

      “Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, noncash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations, but excluding amortization of debt issuance costs) and (ii) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on the portion of Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the effective combined federal, state and local tax rate of such Person for such period, expressed as a decimal, in each case, for the Company and its Restricted Subsidiaries on a consolidated basis and in accordance with GAAP.

      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, consolidations or otherwise (including acquisitions of assets used in a Permitted Business) and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period, including any pro forma expense and cost reductions and other operating improvements that have occurred or are reasonably expected to occur, in the reasonable judgment of the chief financial officer of the Company (regardless of whether those cost savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

      “Foreign Subsidiaries” means Subsidiaries of the Company that are not Domestic Subsidiaries.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

      “Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

      “Hedging Obligations” means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices, in each case for the purpose of risk management and not for speculation.

      “Indebtedness” means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, if and to the extent any of the foregoing (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien on any asset of such Person (whether or not such Indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person, but excluding from the definition of “Indebtedness,” any of the foregoing that constitutes (1) an accrued expense, (2) trade payables and (3) Obligations in respect of reclamation, workers’ compensation, including black lung, pensions and retiree health care, in each case to the extent not overdue for more than 90 days. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

      “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s or BBB- (or the equivalent) by S&P.

      “Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of any portion of

Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction), but excluding any of the foregoing arising as a result of a sale, contribution, disposition or any other transfer of accounts, chattel paper, payment intangibles, promissory notes and/or related assets otherwise permitted under the terms hereof.

      “Marketable Securities” means, with respect to any Asset Sale, any readily marketable equity securities that are (i) traded on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market; and (ii) issued by a corporation having a total equity market capitalization of not less than $250.0 million; provided that the excess of (A) the aggregate amount of securities of any one such corporation held by the Company and any Restricted Subsidiary over (B) ten times the average daily trading volume of such securities during the 20 immediately preceding trading days shall be deemed not to be Marketable Securities; as determined on the date of the contract relating to such Asset Sale.

      “Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

      “Net Income” means, with respect to any Person, the net income or loss of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss.

      “Net Proceeds” means the aggregate proceeds (cash or property) received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any noncash consideration received in any Asset Sale) or the sale or disposition of any Investment, net of the direct costs relating to such Asset Sale, sale or disposition, (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

      “Non-Guarantor Subsidiaries” means (i) the Specified Subsidiaries, (ii) the Company’s future Unrestricted Subsidiaries and (iii) the Company’s current and future Foreign Subsidiaries.

      “Non-Recourse Debt” means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) other than a pledge of the Equity Interests of any Unrestricted Subsidiaries, (b) is directly or indirectly liable (as a guarantor or otherwise) other than by virtue of a pledge of the Equity

Interests of any Unrestricted Subsidiaries, or (c) constitutes the lender; and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the notes being offered hereby) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

      “Obligations” means any principal, premium (if any), interest, penalties, fees, charges, expenses, indemnifications, reimbursement obligations, damages, Guarantees and other liabilities and amounts payable under the documentation governing any Indebtedness or in respect thereto.

      “Permitted Business” means coal production, coal mining, coal brokering, coal transportation, mine development, power marketing, electricity generation, power/energy sales and trading, energy transactions/ asset restructurings, risk management products associated with energy, fuel/power integration and other energy-related businesses, ash disposal, environmental remediation and development of related real estate assets, coal, natural gas, petroleum or other fossil fuel exploration, production, marketing, transportation and distribution and other related businesses and activities of the Company and its Subsidiaries, as of the date of the indenture and any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

      “Permitted Investments” means (a) any Investment in the Company or in a Restricted Subsidiary of the Company; (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary of the Company or (ii) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company; (d) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (e) any Investment existing on the date of the indenture (an “Existing Investment”) and any Investment that replaces, refinances or refunds an Existing Investment, provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded and is made in the same Person as the Investment replaced, refinanced or refunded, (f) advances to employees not in excess of $10.0 million outstanding at any one time; (g) Hedging Obligations permitted under clause (viii) of the “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covenant; (h) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business; (i) any Investment in a Permitted Business (whether or not an Investment in an Unrestricted Subsidiary) having an aggregate fair market value, when taken together with all other Investments made pursuant to this clause (i), does not exceed in aggregate amount the sum of (1) 15% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value) plus (2) 100% of the Net Proceeds from the sale or disposition of any Investment previously made pursuant to this clause (i) or 100% of the amount of any dividend, distribution or payment from any such Investment, net of income taxes paid or payable in respect thereof, in each case up to the amount of the Investment that was made pursuant to this clause (i) and 50% of the amount of such Net Proceeds or 50% of such dividends, distributions or payments, in each case received in excess of the amount of the Investments made pursuant to this clause (i); (j) guarantees (including Guarantees) of Indebtedness permitted under the covenant “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” (k) any Investment acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of the transfer of title with respect to any secured Investment in default as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to such secured Investment; (l) any Investment in joint ventures in an amount, taken together with all other Investments made pursuant to this clause (l), that does not exceed $100.0 million at the time outstanding; and (m) that portion of any Investment by the Company or a Restricted Subsidiary in a Permitted Business to the extent that the

Company or such Restricted Subsidiary will receive in a substantially concurrent transaction an amount in cash equal to the amount of such Investment (or the fair market value of such Investment), net of any obligation to pay taxes or other amounts in respect of the receipt of such cash; provided that the receipt of such cash does not carry any obligation by the Company or such Restricted Subsidiary to repay or return such cash; provided, however, that with respect to any Investment, the Company may, in its sole discretion, allocate all or any portion of any Investment to one or more of the above clauses so that the entire Investment would be a Permitted Investment.

      “Permitted Liens” means (i) Liens securing Indebtedness under the Credit Agreement that was permitted by the terms of the indenture to be incurred; (ii) Liens in favor of the Company; (iii) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other kinds of social security; (vii) Liens existing on the date of the indenture; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (ix) Liens on assets of Subsidiary Guarantors to secure Senior Debt of such Subsidiary Guarantors that was permitted by the indenture to be incurred; (x) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; (xi) Liens on assets of Foreign Subsidiaries to secure Indebtedness that was permitted by the indenture to be incurred; (xii) statutory liens of landlords, mechanics, suppliers, vendors, warehousemen, carriers or other like Liens arising in the ordinary course of business; (xiii) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceeding may be initiated shall not have expired; (xiv) easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred or imposed, as applicable, in the ordinary course of business and consistent with industry practices which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or its Subsidiaries) or interfere with the ordinary conduct of the business of the Company or such Subsidiaries; provided, however, that any such Liens are not incurred in connection with any borrowing of money or any commitment to loan any money or to extend any credit; (xv) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (vi) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and other purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary acquired in the ordinary course of business; provided that such Liens are only secured by such property or assets so acquired or improved (including, in the case of the acquisition of Capital Stock of a Person who becomes a Restricted Subsidiary, Liens on the assets of the Person whose Capital Stock was so acquired); (xvi) Liens securing Indebtedness under Hedging Obligations; provided that such Liens are only secured by property or assets that secure the Indebtedness subject to the Hedging Obligation; (xvii) Liens to secure Indebtedness permitted by clause (xii) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” and (xviii) Liens on the Equity Interests of Unrestricted Subsidiaries securing obligations of Unrestricted Subsidiaries not otherwise prohibited by the indenture.

      “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest and premium, if any, on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of its Board of Directors) which shall be substituted for S&P or Moody’s or both, as the case may be.

      “Restricted Investment” means an Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

      “S&P’s” means Standard & Poor’s Rating Group, Inc., or any successor to the rating agency business thereof.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

      “Specified Subsidiaries” means Newhall Funding Company, CL Hartford, L.L.C., CL Power Sales Three, L.L.C., CL Power Sales Eight, L.L.C., CP Power Sales Sixteen, L.L.C., PG Power Sales One, L.L.C., PG Power Sales Two, L.L.C., PG Power Sales Three, L.L.C., PG Power Sales Four, L.L.C., PG Power Sales Five, L.L.C., PG Power Sales Six, L.L.C., PG Power Sales Seven, L.L.C., PG Power Sales Eight, L.L.C., PG Power Sales Nine, L.L.C., PG Power Sales Ten, L.L.C., PG Power Sales Eleven, L.L.C., PG Power Sales Twelve, L.L.C., PG Investments One, L.L.C., PG Investments Two, L.L.C., PG Investments Three, L.L.C., PG Investments Four, L.L.C., PG Investments Five, L.L.C., PG Investments Six, L.L.C., PG Investments Eight, L.L.C., P&L Receivables Company LLC and United Minerals Company, LLC.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Subsidiary” means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that

Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

      “Subsidiary Guarantee” means the Guarantee of the notes by each of the Subsidiary Guarantors pursuant to the indenture and any additional Guarantee of the notes to be executed by any Subsidiary of the Company pursuant to the covenant described above under “— Certain Covenants — Additional Subsidiary Guarantees.”

      “Subsidiary Guarantors” means all of the Company’s existing Domestic Subsidiaries, except for the Specified Subsidiaries, and any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

      “Total Assets” means the total assets of the Company and its Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recently available consolidated balance sheet of the Company and its Restricted Subsidiaries.

      “Treasury Rate” means the yield to maturity at the time of the computation of the United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two Business Days prior to the date fixed for redemption (or if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining average life to April 15, 2009; provided, however, that if the average life of such note is not equal to the constant maturity of the United States Treasury security for which weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of such note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

      “Unrestricted Subsidiary” means (i) the Specified Subsidiaries and (ii) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Person: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any obligation (x) to subscribe for additional Equity Interests in Unrestricted Subsidiaries or (y) to maintain or preserve such Person’s net worth (except with respect to Permitted Investments); and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that the Company and its Restricted Subsidiaries may guarantee the performance of Unrestricted Subsidiaries in the ordinary course of business except for guarantees of Obligations in respect of borrowed money. Any such designation by the Board of Directors shall be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.”

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL

INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following is a summary of certain United States federal income and estate tax consequences of the ownership of notes as of the date hereof. Except where noted, this summary deals only with notes that are held as capital assets by a non-U.S. holder who acquired our notes upon original issuance at their initial offering price.

      A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not represent a detailed description of the United States federal income and estate tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” “foreign personal holding company” or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

      If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

      If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

United States Federal Withholding Tax

      The 30% United States federal withholding tax will not apply to any payment of principal and, under the “portfolio interest rule,” interest on the notes, provided that:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Code; and

•	either (a) you provide your name and address on an Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations.

Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

      If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•	IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States Federal Income Tax”).

      The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

United States Federal Income Tax

      If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment, then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “United States Federal Withholding Tax” are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest, subject to adjustments.

      Any gain realized on the disposition of a note generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax

      Your estate will not be subject to United States federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% United States federal withholding tax under the “portfolio interest rule” described above under “United States Federal Withholding Tax” without regard to the statement requirement described in the fifth bullet point.

Information Reporting and Backup Withholding

      Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

      In general, you will not be subject to backup withholding with respect to payments on the notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and we have received from you the statement described above in the fifth bullet point under “United States Federal Withholding Tax.”

      In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC, and Citigroup Global Markets Inc. as the underwriters, have agreed to purchase, and we have agreed to sell to them, the principal amount of the notes set forth opposite the underwriters’ name below.

Principal
Underwriters	Amount

Morgan Stanley & Co. Incorporated	$117,500,000
Credit Suisse First Boston LLC	82,500,000
Citigroup Global Markets Inc.	50,000,000

Total	$250,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased.

      The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less discounts and commissions of 2.125% of the principal amount per note. After the initial public offering of the notes, the underwriters may change the public offering price and discount to broker/dealers.

      The notes are a new issue of securities with no established trading market. The underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. If a trading market develops, no assurance can be given as to how liquid that trading market for the notes will be.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the notes originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

      It is expected that delivery of the notes will be made against payment therefor on the date specified on the cover page of this prospectus supplement, which will be the seventh business day following the date of pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next three succeeding business days will be required by virtue of the fact that the notes initially will settle in seven business days, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next three succeeding business days should consult their own advisor.

      In the ordinary course of business, Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. and their affiliates have provided financial advisory, investment banking and general financing and banking services for us and our subsidiaries for customary fees. The underwriters and/or their affiliates may provide such services to us in the future. Morgan Stanley & Co. Incorporated served as a co-manager in connection with the initial public offering of our common stock, and the April 2002, May 2003, and July 2003 offerings of our common stock by certain selling stockholders. Morgan Stanley & Co. Incorporated also served as a joint book-running manager in connection with our March 2003 offering of senior notes. Morgan Stanley & Co. Incorporated served as our financial advisor in connection with the RAG Acquisition.

      The underwriters have informed us that they will not confirm sales to discretionary accounts without prior written approval of the customer.

LEGAL MATTERS

      Certain legal matters with respect to the notes and the guarantees will be passed upon for us by our counsel, Simpson Thacher & Bartlett LLP, New York, New York. Weil, Gotshal & Manges LLP, New York, New York, advised the underwriters in connection with this offering.

PROSPECTUS

$1,250,000,000

Peabody Energy Corporation
Debt Securities
Common Stock
Preferred Stock
Preferred Stock Purchase Rights
Warrants
Units

Subsidiary Guarantors

Guaranteed Debt Securities

Selling Stockholders

10,267,169 Shares of Common Stock

        Peabody Energy Corporation may offer and sell from time to time, in one or more series, any one of the following securities:

•	unsecured debt securities consisting of notes, debentures or other evidences of indebtedness which may be senior debt securities, senior subordinated debt securities or subordinated debt securities,

•	common stock,

•	preferred stock,

•	warrants, and

•	units,

or any combination of these securities. Peabody Energy Corporation’s debt securities may be guaranteed by substantially all of its domestic subsidiaries.

      The selling stockholders identified on page 12 may sell from time to time up to 10,267,169 shares of common stock of Peabody Energy Corporation owned by them. The common stock of Peabody Energy Corporation is traded on the New York Stock Exchange under the symbol “BTU.”

      We will provide more specific information about the terms of an offering of any of these securities in supplements to this prospectus.

      You should read this prospectus, particularly the risk factors beginning on page 4, and in any supplement carefully before investing.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 8, 2004

ABOUT THIS PROSPECTUS

      This prospectus describes the general terms of the securities to be offered hereby. A prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered will be provided to you in connection with each sale of securities offered pursuant to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of securities offered pursuant to this prospectus, you should carefully read this document with the applicable prospectus supplement. Together, these documents will give the specific terms of the offered securities. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents By Reference.”

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the information included in this prospectus and the documents we have incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to come within the safe harbor protection provided by those sections. These statements relate to future events or our future financial performance. We use words such as “anticipate,” “believe,” “expect,” “may,” “intend,” “plan,” “project,” “will” or other similar words to identify forward-looking statements.

      Without limiting the foregoing, all statements relating to our future outlook, anticipated capital expenditures, future cash flows and borrowings, and sources of funding are forward-looking statements. These forward-looking statements are based on numerous assumptions that we believe are reasonable, but they are

i

open to a wide range of uncertainties and business risks and actual results may differ materially from those discussed in these statements.

      Among the factors that could cause actual results to differ materially are:

•	growth in coal and power markets;

•	coal’s market share of electricity generation;

•	the extent of the economic recovery and future economic conditions;

•	milder than normal weather;

•	railroad and other transportation performance and costs;

•	the ability to renew sales contracts upon expiration or renegotiation;

•	the ability to successfully implement operating strategies;

•	the effectiveness of our cost-cutting measures;

•	regulatory and court decisions;

•	future legislation;

•	changes in postretirement benefit and pension obligations;

•	credit, market and performance risk associated with our customers;

•	modification or termination of our long-term coal supply agreements;

•	reductions of purchases by major customers;

•	risks inherent to mining, including geologic conditions or unforeseen equipment problems;

•	terrorist attacks or threats affecting our or our customers’ operations;

•	changes in interpretation of tax law, including changes in Internal Revenue Service interpretations related to synfuel activities;

•	replacement of reserves;

•	implementation of new accounting standards;

•	inflationary trends and interest rate changes;

•	availability and costs of surety bonds and letters of credit;

•	the effects of changes in currency exchange rates;

•	the effects of interest rate changes on discounting future liabilities;

•	the effects of acquisitions or divestitures;

•	maintenance of satisfactory relations with our workforce;

•	increased contribution requirements to multi-employer benefit funds; and

•	other factors, including those discussed in “Risk Factors.”

      When considering these forward-looking statements, you should keep in mind the cautionary statements in this document and the documents incorporated by reference. We will not update these statements unless the securities laws require us to do so.

ii

SUMMARY

      This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and other terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. To understand the terms of our securities, you should carefully read this document with the applicable prospectus supplement. Together, these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference in this prospectus described below under “Incorporation of Certain Documents by Reference.” When used in this prospectus, the terms “we,” “our,” and “us,” except as otherwise indicated or as the context otherwise indicates, refer to Peabody Energy Corporation and/or its applicable subsidiary or subsidiaries.

The Securities We May Offer

      We may offer and sell from time to time up to an aggregate of $1,250,000,000 of any of the following securities:

•	common stock;

•	debt securities;

•	preferred stock;

•	warrants; and

•	units.

      In addition, we may offer and sell from time to time debt securities that may be guaranteed by substantially all of our domestic subsidiaries. Additionally, certain selling stockholders named herein may offer and sell from time to time up to an aggregate of 10,267,169 shares of common stock of our company owned by them. See “Selling Stockholders”. We will not receive any proceeds from the sale of common stock by the selling stockholders.

Common Stock

      We may issue shares of our common stock, par value $0.01 per share. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock. Holders of common stock are entitled to one vote per share and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. Holders of common stock have no cumulative voting rights in the election of directors. In addition, certain selling stockholders named herein may offer and sell from time to time up to an aggregate of 10,267,169 shares of common stock of our company owned by them.

Debt Securities

      We may offer debt securities, which may be either senior, senior subordinated or subordinated, may be guaranteed by substantially all of our domestic subsidiaries, and may be convertible into shares of our common stock. We may issue debt securities either separately, or together with, upon conversion of or in exchange for other securities. The debt securities that we issue will be issued under one of two indentures among us, US Bank National Association, as trustee and, if guaranteed, the subsidiary guarantors thereto. We have summarized general features of the debt securities that we may issue under “Description of Debt Securities.” We encourage you to read the indentures, forms of which are included as exhibits to the registration statement of which this prospectus forms a part.

Preferred Stock

      We may issue shares of our preferred stock, par value $0.01 per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series of preferred stock being offered.

Warrants

      We may issue warrants for the purchase of preferred stock or common stock or debt securities of our company. We may issue warrants independently or together with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

Units

      We may also issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security.

Peabody Energy Corporation

      We are the largest private sector coal company in the world. Our sales of 203.2 million tons of coal in 2003 accounted for 18.9% of all U.S. coal sales and were more than 70% greater than the sales of our closest U.S. competitor. During the period, we sold coal to approximately 270 electric generating and industrial plants, fueling the generation of more than 9.8% of all electricity in the United States and approximately 2.5% of all electricity in the world. At December 31, 2003, we had 9.2 billion tons of proven and probable coal reserves, approximately double the reserves of any other U.S. coal producer.

      As of December 31, 2003, we owned majority interests in 29 active coal operations located throughout all major U.S. coal producing regions, with 74% of our U.S. 2003 coal sales shipped from the western United States and the remaining 26% from the eastern United States. Most of our production in the western United States is low sulfur coal from the Powder River Basin, the largest and fastest-growing major U.S. coal-producing region. In the West, we own and operate mines in Arizona, Colorado, New Mexico and Wyoming. In the East, we own and operate mines in Illinois, Indiana, Kentucky and West Virginia. We generated 80% of our 2003 production from non-union mines.

      During 2003, 90% of our sales were to U.S. electricity generators. The U.S. coal industry continues to fuel more electricity generation than all other energy sources combined. In 2003, coal-fueled plants generated an estimated 52% of the nation’s electricity, followed by nuclear (21%), gas-fired (15%) and hydroelectric (7%) units. We believe that competition for cost-efficient energy will strengthen the demand for coal. We also believe that U.S. and world coal consumption will continue to increase as coal-fueled generating plants utilize their existing excess capacity and as new coal-fueled plants are constructed. Coal is an attractive fuel for electricity generation because it is:

•	Abundant: Coal makes up more than 85% of fossil fuel reserves in the United States. The nation has an estimated 250-year supply of coal, based on current usage rates.

•	Low-Cost: At an average delivered price of $1.23 per million British thermal units, or Btu, in 2001, $1.26 in 2002 and $1.28 for the first nine months of 2003, coal’s cost advantage over natural gas is significant. The delivered price of natural gas averaged $4.49 per million Btu in 2001, $3.56 in 2002, and $5.53 for the first nine months of 2003, while market prices have recently ranged from $4.00 to $7.00 and reached a peak of $19.00 per million Btu in March 2003.

•	Increasingly Clean: Aggregate emissions from U.S. coal-fueled plants have declined significantly since 1970, even as coal consumption by electricity generators has more than tripled.

      Approximately 90% of our coal sales during 2003 were under long-term contracts. As of December 31, 2003, our sales backlog, including backlog subject to price reopener and/or extension provisions, approximated one billion tons. The remaining terms of our long-term contracts range from one to 18 years and have an average volume weighted remaining term of approximately 3.9 years.

      In addition to mining operations, our other energy-related businesses include marketing, brokering and trading coal, coalbed methane production, transportation-related services, third-party coal contract restructuring and the development of coal-fueled electricity generating plants.

      Our principal executive offices are located at 701 Market Street, St. Louis, Missouri 63101-1826, telephone (314) 342-3400.

RISK FACTORS

      An investment in our securities involves risks, including the risks described in this prospectus and in the other documents which are incorporated herein by reference. Additional risks, including those that relate to any particular securities that we will offer, will be included in the applicable prospectus supplement. You should consider carefully, in addition to the other information contained in or incorporated by reference into this prospectus, the risk factors before investing in any of the securities.

Risks Relating to Our Company

If a substantial portion of our long-term coal supply agreements terminate, our revenues and operating profits could suffer if we were unable to find alternate buyers willing to purchase our coal on comparable terms to those in our contracts.

      A substantial portion of our sales is made under coal supply agreements, which are important to the stability and profitability of our operations. The execution of a satisfactory coal supply agreement is frequently the basis on which we undertake the development of coal reserves required to be supplied under the contract. For the year ended December 31, 2003, 90% of our sales volume was sold under long-term coal supply agreements. At December 31, 2003, our coal supply agreements had remaining terms ranging from one to 18 years and an average volume-weighted remaining term of approximately 3.9 years.

      Many of our coal supply agreements contain provisions that permit the parties to adjust the contract price upward or downward at specified times. We may adjust these contract prices based on inflation or deflation and/or changes in the factors affecting the cost of producing coal, such as taxes, fees, royalties and changes in the laws regulating the mining, production, sale or use of coal. In a limited number of contracts, failure of the parties to agree on a price under those provisions may allow either party to terminate the contract. We sometimes experience a reduction in coal prices in new long-term coal supply agreements replacing some of our expiring contracts. Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or the customer during the duration of specified events beyond the control of the affected party. Most coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts. Moreover, some of these agreements permit the customer to terminate the contract if transportation costs, which our customers typically bear, increase substantially. In addition, some of these contracts allow our customers to terminate their contracts in the event of changes in regulations affecting our industry that increase the price of coal beyond specified limits.

      The operating profits we realize from coal sold under supply agreements depend on a variety of factors. In addition, price adjustment and other provisions may increase our exposure to short-term coal price volatility provided by those contracts. If a substantial portion of our coal supply agreements were modified or terminated, we could be materially adversely affected to the extent that we are unable to find alternate buyers for our coal at the same level of profitability. Some of our coal supply agreements are for prices above current market prices. Although market prices for coal increased in most regions in 2001, market prices for coal decreased in most regions in 2002. In 2003, pricing improved for eastern coal regions and moved slightly higher for western coal regions. As a result, we cannot predict the future strength of the coal market and cannot assure you that we will be able to replace existing long-term coal supply agreements at the same prices or with similar profit margins when they expire. In addition, three of our coal supply agreements are the subject of ongoing litigation and arbitration.

The loss of, or significant reduction in, purchases by our largest customers could adversely affect our revenues.

      For the year ended December 31, 2003, we derived 26% of our total coal revenues from sales to our five largest customers. At December 31, 2003, we had 28 coal supply agreements with these customers that expire at various times from 2004 to 2012. We are currently discussing the extension of existing agreements or entering into new long-term agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase coal from us under long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.

      Peabody Western has a long-term coal supply agreement with the owners of the Mohave Generating Station that expires on December 31, 2005. There is a dispute with the Hopi Tribe regarding the use of groundwater in the transportation of coal by pipeline to the Mohave Generating Station. Southern California Edison (the majority owner and operator of the plant) is involved in a California Public Utilities Commission proceeding related to recovery of future capital expenditures for new pollution abatement equipment for the station. Alternatively, Southern California Edison has asked for authorization to spend money for the shutdown of the Mohave plant. In a July 2003 filing with the California Public Utilities Commission, the operator affirmed that the Mohave Generating Station is not forecast to return to service as a coal-fired resource until mid-2009 at the earliest. We are in active discussions to resolve the complex issues critical to the continuation of the operation of the Mohave Generating Station and the renewal of the coal supply agreement after December 31, 2005. We cannot assure you that the issues critical to the continued operation of the Mohave Generating Station will be resolved. If these issues are not resolved in a timely manner, the Mohave Generating Station will cease or be suspended on December 31, 2005. The Mohave Generating Station is the sole customer of our Black Mesa Mine, which sold 4.5 million tons of coal in 2003. If we are unable to renew the coal supply agreement with the Mohave Generating Station, our financial condition and results of operations would be adversely affected after 2005.

Our financial performance could be adversely affected by our substantial debt.

      Our financial performance could be affected by our substantial indebtedness. As of December 31, 2003, our total indebtedness was approximately $1,196.5 million, and we had $363.4 million of borrowings available under our revolving credit facility. We may also incur additional indebtedness in the future.

      The degree to which we are leveraged could have important consequences, including, but not limited to:

•	making it more difficult for us to pay interest and satisfy our debt obligations;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of the cash flow to fund working capital, capital expenditures or other general corporate uses;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in the coal industry; and

•	placing us at a competitive disadvantage compared to less leveraged competitors.

      In addition, our indebtedness subjects us to financial and other restrictive covenants. Failure by us to comply with these covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us. Furthermore, substantially all of our assets secure our indebtedness under our credit facility.

      If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our credit facility and the indenture governing our 6 7/8% senior notes due 2013 restrict our ability to sell assets and use the proceeds from the sales. We may not be able to consummate those sales or obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

If transportation for our coal becomes unavailable or uneconomic for our customers, our ability to sell coal could suffer.

      Transportation costs represent a significant portion of the total cost of coal and, as a result, the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make some of our operations less competitive than other sources of coal. Certain coal supply agreements permit the customer to terminate the contract if the cost of transportation increases by an amount ranging from 10% to 20% in any given 12-month period.

      Coal producers depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. While U.S. coal customers typically arrange and pay for transportation of coal from the mine to the point of use, disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair our ability to supply coal to our customers and thus could adversely affect our results of operations. For example, the high volume of coal shipped from all Powder River Basin mines could create temporary congestion on the rail systems servicing that region.

Risks inherent to mining could increase the cost of operating our business.

      Our mining operations are subject to conditions beyond our control that can delay coal deliveries or increase the cost of mining at particular mines for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance problems, key equipment failures, variations in coal seam thickness, variations in the amount of rock and soil overlying the coal deposit, variations in rock and other natural materials and variations in geologic conditions.

The government extensively regulates our mining operations, which imposes significant costs on us, and future regulations could increase those costs or limit our ability to produce coal.

      Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. In addition, significant legislation mandating specified benefits for retired coal miners affects our industry. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on our financial condition and results of operations.

      In addition, the United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would be required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on U.S. greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely impact the price of and demand for coal. According to the Energy Information Administration’s Emissions of Greenhouse Gases in the United States 2002, coal accounts for 30% of greenhouse gas emissions in the United States, and efforts to control greenhouse gas emissions could result in reduced use of coal if electricity generators switch to sources of fuel with lower carbon dioxide emissions. Further developments in connection with regulations or other limits on carbon dioxide emissions could have a material adverse effect on our financial condition or results of operations.

Our expenditures for postretirement benefit and pension obligations could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.

      We provide postretirement health and life insurance benefits to eligible union and non-union employees. We calculated the total accumulated postretirement benefit obligation under Statement of Financial Accounting Standards No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” which we estimate had a present value of $1,034.3 million as of December 31, 2003, $72.5 million of which was a current liability. We have estimated these unfunded obligations based on assumptions described in the notes to our consolidated financial statements incorporated herein by reference. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

      We are party to an agreement with the Pension Benefit Guaranty Corporation, or the PBGC, and TXU Europe Limited, an affiliate of our former parent corporation, under which we are required to make specified contributions to two of our defined benefit pension plans and to maintain a $37.0 million letter of credit in favor of the PBGC. If we or the PBGC give notice of an intent to terminate one or more of the covered pension plans in which liabilities are not fully funded, or if we fail to maintain the letter of credit, the PBGC may draw down on the letter of credit and use the proceeds to satisfy liabilities under the Employee Retirement Income Security Act of 1974, as amended. The PBGC, however, is required to first apply amounts received from a $110.0 million guaranty in place from TXU Europe Limited in favor of the PBGC before it draws on our letter of credit. On November 19, 2002 TXU Europe Limited was placed under the administration process in the United Kingdom (a process similar to bankruptcy proceedings in the United States). As a result of these proceedings, TXU Europe Limited may be liquidated or otherwise reorganized in such a way as to relieve it of its obligations under its guaranty.

      In addition, certain of our subsidiaries participate in two multi-employer pension funds and have an obligation to contribute to a multi-employer defined contribution benefit fund. Contributions to these funds could increase as a result of future collective bargaining with the United Mine Workers of America, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets, higher medical and drug costs or other funding deficiencies. Certain of our subsidiaries are statutorily obligated to contribute to the 1992 Fund under the Coal Industry Retiree Health Benefit Act of 1992.

Our future success depends upon our ability to continue acquiring and developing coal reserves that are economically recoverable.

      Our recoverable reserves decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our future success depends upon our conducting successful exploration and development activities or acquiring properties containing economically recoverable reserves. Our current strategy includes increasing our reserve base through acquisitions of government and other leases and producing properties and continuing to use our existing properties. The federal government also leases natural gas and coalbed methane reserves in the west, including in the Powder River Basin. Some of these natural gas and coalbed methane reserves are located on, or adjacent to, some of our Powder River Basin reserves, potentially creating conflicting interests between us and lessees of those interests. Other lessees’ rights relating to these mineral interests could prevent, delay or increase the cost of developing our coal reserves. These lessees may also seek damages from us based on claims that our coal mining operations impair their interests. Additionally, the federal government limits the amount of federal land that may be leased by any company to 150,000 acres nationwide. As of December 31, 2003, we leased or had applied to lease a total of 69,402 acres from the federal government. The limit could restrict our ability to lease additional federal lands.

      Our planned development and exploration projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing additional mines. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights are not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We cannot predict whether we will continue to receive the permits necessary for us to operate profitably in the future. We may not be able to negotiate new leases from the government or from private parties or obtain mining contracts for properties containing additional reserves or maintain our leasehold interest in properties on which mining operations are not commenced during the term of the lease. From time to time, we have experienced litigation with lessors of our coal properties and with royalty holders.

If the coal industry experiences overcapacity in the future, our profitability could be impaired.

      During the mid-1970s and early 1980s, a growing coal market and increased demand for coal attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Similarly, an increase in future coal prices could encourage the development of expanded capacity by new or existing coal producers. Any overcapacity could reduce coal prices in the future.

Our financial condition could be negatively affected if we fail to maintain satisfactory labor relations.

      As of December 31, 2003, the United Mine Workers of America represented approximately 30% of our employees, who generated 18% of our production during 2003. An additional 5% of our employees are represented by labor unions other than the United Mine Workers of America. These employees produced 2% of our coal sales volume during 2003. Because of the higher labor costs and the increased risk of strikes and other work-related stoppages that may be associated with union operations in the coal industry, our non-unionized competitors may have a competitive advantage in areas where they compete with our unionized operations. If some or all of our current non-union operations were to become unionized, we could incur an increased risk of work stoppages, reduced productivity and higher labor costs. The 10-month United Mine Workers of America strike in 1993 had a material adverse effect on us. Two of our subsidiaries, Peabody Coal Company and Eastern Associated Coal Corp., operate under a union contract that is in effect through December 31, 2006. Peabody Western Coal Company operates under a union contract that is in effect through September 1, 2005.

Our operations could be adversely affected if we fail to maintain required surety bonds.

      Federal and state laws require bonds to secure our obligations to reclaim lands used for mining, to pay federal and state workers’ compensation, to secure coal lease obligations and to satisfy other miscellaneous obligations. As of December 31, 2003, we had outstanding surety bonds with third parties for post-mining reclamation totaling $499.6 million. Furthermore, we had an additional $178.9 million of surety bonds in place for workers’ compensation and retiree healthcare obligations and $66.0 million of surety bonds securing coal leases. These bonds are typically renewable on a yearly basis. It has become increasingly difficult for us to secure new surety bonds or renew bonds without the posting of partial collateral. In addition, surety bond costs have increased while the market terms of surety bonds have generally become less favorable to us. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral upon those renewals. Our failure to maintain, or inability to acquire, surety bonds that are required by state and federal law would have a material adverse effect on us. That failure could result from a variety of factors including the following:

•	lack of availability, higher expense or unfavorable market terms of new surety bonds;

•	restrictions on the availability of collateral for current and future third-party surety bond issuers under the terms of our indenture or credit facility; and

•	the exercise by third-party surety bond issuers of their right to refuse to renew the surety.

Lehman Brothers Merchant Banking Partners II L.P. and affiliates could have significant influence on all stockholder votes.

      Prior to the offering of any of the shares of common stock offered in this prospectus, Lehman Brothers Merchant Banking Partners II L.P. and its affiliates (“Merchant Banking Fund”) beneficially owned approximately 18.7% of our common stock. As a result, Merchant Banking Fund will be able to influence the election of our directors and our corporate and management policies and actions, including potential mergers or acquisitions, asset sales and other significant corporate transactions. We have retained affiliates of Merchant Banking Fund to perform advisory and financing services for us in the past, and may continue to do so in the future, so long as our Audit Committee approves in advance all services provided by Lehman Brothers Inc.

Our ability to operate our company effectively could be impaired if we lose key personnel.

      We manage our business with a number of key personnel, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. We cannot assure you that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. We do not have “key person” life insurance to cover our executive officers. Failure to retain or attract key personnel could have a material adverse effect on us.

Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations.

      Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect our business, financial condition and results of operations. Our business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of our control, such as terrorist attacks and acts of war. Future terrorist attacks against U.S. targets, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions affecting our customers may materially adversely affect our operations. As a result, there could be delays or losses in transportation and deliveries of coal to our customers, decreased sales of our coal and extension of time for payment of accounts receivable from our customers. Strategic targets such as energy-related assets may be at greater risk of future terrorist attacks than other targets in the United States. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.

      Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties. These new power plant owners may have credit ratings that are below investment grade. In addition, the creditworthiness of certain of our customers and trading counterparties has deteriorated due to lower than anticipated demand for energy and lower volume and volatility in the traded energy markets in 2002. If deterioration of the creditworthiness of other electric power generator customers or trading counterparties continues, our $140.0 million accounts receivable securitization program and our business could be adversely affected.

Our certificate of incorporation and by-laws include provisions that may discourage a takeover attempt.

      Provisions contained in our certificate of incorporation and by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our by-laws and certificate of incorporation impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, a change of control of our company may be delayed or deterred as a result of the stockholders’ rights plan adopted by our board of directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges presented below should be read together with the financial statements and the notes accompanying them and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this prospectus. For purposes of the computation of the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest component of lease rental expense. A ratio of combined fixed charges and preferred stock dividends to earnings will be included as necessary in the applicable prospectus supplement if we issue and sell preferred stock thereunder.

Nine Months
	Year Ended	Year Ended	Ended	Year Ended	Year Ended
	March 31,	March 31,	December 31,	December 31,	December 30,
	2000	2001	2001	2002	2003

Ratio of Earnings to Fixed Charges (unaudited)(1)	0.97x	1.63x	1.23x	1.50x	0.98x

(1)	Earnings were insufficient to cover fixed charges by $7.4 million for the year ended March 31, 2000 and $3.2 million for the year ended December 31, 2003. Excluding $53.5 million of early debt extinguishment costs incurred for the year ended December 31, 2003, the ratio of earnings to fixed charges would have been 1.34x during this period.

USE OF PROCEEDS

      Unless otherwise indicated in the prospectus supplement, we will use all or a portion of the net proceeds from the sale of our securities offered by this prospectus and the prospectus supplement for general corporate purposes. General corporate purposes may include repayment of other debt, capital expenditures, possible acquisitions and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term or revolving debt until they are used for their stated purpose.

DIVIDEND POLICY

      We currently declare and pay quarterly dividends of $0.125 per share. The declaration and payment of dividends and the amount of dividends will depend on our results of operations, financial condition, cash requirements, future prospects, any limitations imposed by our debt instruments and other factors deemed relevant by our board of directors. Our senior credit facility, as amended, allows us to pay dividends of up to $50.0 million plus 25% of net income each year. The indenture governing our 6 7/8% senior notes due 2013 permits us to pay dividends of up to the greater of $35.0 million per calendar year, or additional amounts based on, among other things, the sum of 50% of our cumulative defined net income since July 1, 1998 and 100% of the proceeds from the sale of equity interests in our company since July 1, 1998. However, our board of directors will determine the actual amount of any dividends.

SELLING STOCKHOLDERS

      The following table sets forth information concerning ownership of our capital stock as of March 4, 2004 by the selling stockholders. As of March 4, 2004, there were 55.0 million shares of our common stock outstanding.

Number of Shares
to be Beneficially
Owned After the Sale
			Maximum	of the Maximum
	As of March 4, 2004		Number of	Number of Shares
Shares to be
Name and Address of Beneficial Owner	Shares(1)	Percent	Sold	Shares(1)	Percent

Lehman Brother Merchant Banking Partners II L.P. and affiliates(2) c/o Lehman Brothers Holdings Inc 745 Seventh Avenue, 25th Floor, New York, NY 10019	10,267,169	18.7%	10,267,169	—	0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.

(2)	An aggregate of 10,267,169 shares (before any offering under this prospectus) are held by Lehman Brothers Merchant Banking Partners II L.P., Lehman Brothers Offshore Investment Partners II L.P., Lehman Brothers Capital Partners III L.P., Lehman Brothers IV L.P., Lehman Brothers MBG Partners 1998 (A) L.P., Lehman Brothers MBG Partners 1998 (B) L.P., Lehman Brothers MBG Partners 1998 (C) L.P. and LB I Group Inc. Affiliates of Lehman Brothers Merchant Banking Partners II L.P. have provided various services to us in the past.

DESCRIPTION OF DEBT SECURITIES

      The following description of the terms of the debt securities summarizes certain general terms that will apply to the debt securities offered by us. The description is not complete, and we refer you to the indentures, forms of which are included as exhibits to the registration statement of which this prospectus is a part. In addition, the terms described below may be amended, supplemented or otherwise modified pursuant to one or more supplemental indentures. Any such amendments, supplements or modifications will be set forth in the applicable prospectus supplement. Capitalized items have the meanings assigned to them in the indentures. The referenced sections of the indentures and the definitions of capitalized terms are incorporated by reference in the following summary.

      The debt securities that we may issue will be senior, senior subordinated or subordinated debt, may be guaranteed by substantially all of our domestic subsidiaries, and may be convertible into shares of our common stock.

      The senior, senior subordinated or subordinated debt securities that we may issue will be issued under separate indentures among us, US Bank National Association, as trustee and, if guaranteed, the subsidiary guarantors thereto. Senior debt securities will be issued under a “Senior Indenture,” senior subordinated debt securities and subordinated debt securities will be issued under a “Subordinated Indenture.” Collectively, we refer to the Senior Indenture and the Subordinated Indenture as the “Indentures.” For purposes of the summary set forth below, “obligor” refers to Peabody Energy Corporation. This summary of the Indentures is qualified by reference to the Indentures. You should refer to the Indentures in addition to reading this summary. The summary is not complete and is subject to the specific terms of the Indentures.

General

      Under the Indentures, we will be able to issue from time to time, in one or more series, an unlimited amount of debt securities. Each time that we issue a new series of debt securities, the supplement to the prospectus relating to that new series will specify the terms of those debt securities, including:

•	designation, amount and denominations;

•	percentage of principal amount at which the debt securities will be issued;

•	maturity date;

•	interest rate and payment dates;

•	terms and conditions of exchanging or converting debt securities for other securities;

•	the currency or currencies in which the debt securities may be issued;

•	redemption terms;

•	whether the debt securities will be guaranteed by our subsidiaries;

•	whether the debt securities and/or any guarantees will be senior, senior subordinated or subordinated; and

•	any other specific terms of the debt securities, including any deleted, modified or additional events of default or remedies or additional covenants provided with respect to the debt securities, and any terms that may be required by or advisable under applicable laws or regulations.

      Unless otherwise specified in any prospectus supplement, the debt securities will be issuable in registered form without coupons and in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of any debt securities, but the issuer may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

      Debt securities may bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special U.S. federal income tax considerations applicable to discounted debt securities or to some debt securities issued at par that are treated as having been issued at a discount for U.S. federal income tax purposes will be described in the applicable prospectus supplement.

      In determining whether the holders of the requisite aggregate principal amount of outstanding debt securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indentures, the principal amount of any series of debt securities originally issued at a discount from their stated principal amount that will be deemed to be outstanding for such purposes will be the amount of the principal thereof that would be due and payable as of the date of the determination upon a declaration of acceleration of the maturity thereof.

      Payments relating to the debt securities generally will be paid by us, at US Bank National Association’s corporate trust office. However, we may elect to pay interest by mailing checks directly to the registered holders of the debt securities. You can transfer your debt securities at US Bank National Association’s corporate trust office.

Ranking

      Unless otherwise described in the prospectus supplement for any series, the debt securities that we issue will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.

      We conduct a material amount of our operations through our subsidiaries. Our right to participate as a shareholder in any distribution of assets of any of our subsidiaries (and thus the ability of holders of the debt securities that we issue to benefit as creditors of Peabody Energy Corporation from such distribution) is junior to creditors of that subsidiary. As a result, claims of holders of the debt securities that we issue will generally have a junior position to claims of creditors of our subsidiaries, except to the extent that we may be recognized as a creditor of those subsidiaries or those subsidiaries guarantee the debt securities.

Reopening of Issue

      We may, from time to time, reopen an issue of debt securities without the consent of the holders of the debt securities and issue additional debt securities with the same terms (including maturity and interest payment terms) as debt securities issued on an earlier date. After such additional debt securities are issued they will be fungible with the previously issued debt securities to the extent specified in the applicable prospectus supplement.

Debt Guarantees

      Our debt securities may be guaranteed by substantially all of our domestic subsidiaries, the “subsidiary guarantors.” If debt securities are guaranteed by subsidiary guarantors, that guarantee will be set forth in the applicable Indenture or a supplemental indenture.

      Payments with respect to subsidiary guarantees of our senior subordinated debt securities and subordinated debt securities will be subordinated in right of payment to the prior payment in full of all senior indebtedness of each such subsidiary guarantor to the same extent and manner that payments with respect to our senior subordinated debt securities and subordinated debt securities are subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

Merger and Consolidation

      Unless otherwise described in the prospectus supplement of any series, we may, under the applicable Indenture, without the consent of the holders of debt securities, consolidate with, merge with or into or transfer all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

•	the surviving corporation assumes all of our obligations under the applicable Indenture;

•	at the time of such transaction, no event of default, and no event that, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	certain other conditions are met.

Modification

      Generally, our rights and obligations and the holders’ rights may be modified with the consent of holders of a majority of the outstanding debt securities of each series affected by such modification. However, unless otherwise described in the prospectus supplement of any series, no modification or amendment may occur without the consent of the affected holder of a debt security if that modification or amendment would do any of the following:

•	change the stated maturity date of the principal of, or any installment of interest on, any of the holder’s debt securities;

•	reduce the principal amount of, or the interest (or premium, if any) on, the debt security (including, in the case of a discounted debt security, the amount payable upon acceleration of maturity or provable in bankruptcy);

•	change the currency of payment of the debt security;

•	impair the right to institute suit for the enforcement of any payment on the debt security or adversely affect the right of repayment, if any, at the option of the holder;

•	reduce the percentage of holders of debt securities necessary to modify or amend the applicable Indenture or to waive any past default;

•	release a guarantor from its obligations under its guarantee, other than in accordance with the terms thereof; or

•	modify our obligations to maintain an office or agency in New York City;

A modification that changes a covenant or provision expressly included solely for the benefit of holders of one or more particular series will not affect the rights of holders of debt securities of any other series.

      Each Indenture provides that the obligor and US Bank National Association, as trustee, may make modifications without the consent of the debt security holders in order to do the following:

•	evidence the assumption by a successor entity of the obligations of the obligor under the applicable Indenture;

•	convey security for the debt securities to US Bank National Association;

•	add covenants, restrictions or conditions for the protection of the debt security holders;

•	provide for the issuance of debt securities in coupon or fully registered form;

•	establish the form or terms of debt securities of any series;

•	cure any ambiguity or correct any defect in an Indenture that does not adversely affect the interests of a holder;

•	evidence the appointment of a successor trustee or more than one trustee;

•	surrender any right or power conferred upon us;

•	comply with the requirements of the SEC in order to maintain the qualification of the applicable Indenture under the Trust Indenture Act of 1939, as amended;

•	add or modifying any other provisions with respect to matters or questions arising under an Indenture that we and US Bank National Association may deem necessary or desirable and that will not adversely affect the interests of holders of debt securities;

•	modify the existing covenants and events of default solely in respect of, or add new covenants or events of default that apply solely to, debt securities not yet issued and outstanding; or

•	to provide for guarantees of the debt securities and to specify the ranking of the obligations of the guarantors under their respective guarantees.

Events of Default

      Under the Indentures, an event of default means, unless otherwise described in the prospectus supplement of any series, any one of the following:

•	failure to pay interest on a debt security for 30 days;

•	failure to pay principal and premium, if any, when due;

•	failure to pay or satisfy a sinking fund installment when due;

•	failure by Peabody Energy Corporation or by a guarantor of the debt securities to perform any other covenant in the applicable Indenture that continues for 60 days after receipt of notice;

•	certain events in bankruptcy, insolvency or reorganization; or

•	a guarantee being held in any judicial proceeding to be unenforceable or invalid.

      An event of default relating to one series of debt securities does not necessarily constitute an event of default with respect to any other series issued under the applicable Indenture. If an event of default exists with respect to a series of debt securities, US Bank National Association or the holders of at least 25% of the then-outstanding debt securities of that series may declare the principal of that series due and payable.

      Any event of default with respect to a particular series of debt securities may be waived by the holders of a majority of the then-outstanding debt securities of that series, except for a failure to pay principal premium or interest on the debt security.

      US Bank National Association may withhold notice to the holder of the debt securities of any default (except in payment of principal, premium, interest or sinking fund payment) if US Bank National Association thinks that withholding such notice is in the interest of the holders.

      Subject to the specific duties that arise under the applicable Indenture if an event of default exists, US Bank National Association is not obligated to exercise any of its rights or powers under the applicable Indenture at the request of the holders of the debt securities unless they provide reasonable indemnity satisfactory to it. Generally, the holders of a majority of the then-outstanding debt securities can direct the proceeding for a remedy available to US Bank National Association or for exercising any power conferred on US Bank National Association as the trustee.

Trustee’s Relationship

      US Bank National Association or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of its business. The Indentures provide that we will indemnify US Bank National Association against any and all loss, liability, claim, damage or expense incurred that arises from the trust created by the applicable Indenture unless the loss, liability, claim, damage or expense results from US Bank National Association’s negligence or willful misconduct.

Global Securities

      We may issue some of the debt securities as global securities that will be deposited with a depository identified in a prospectus supplement. Global securities may be issued in registered form and may be either temporary or permanent. A prospectus supplement will contain additional information about depository arrangements.

      Registered global securities will be registered in the depository’s name or in the name of its nominee. When we issue a global security, the depository will credit that amount of debt securities to the investors that have accounts with the depository or its nominee. The underwriters or the debt security holder’s agent will designate the accounts to be credited, unless the debt securities are offered and sold directly by us, in which case, we will designate the appropriate account to be credited.

      Investors who have accounts with a depository, and people who have an interest in those institutions, are the beneficial owners of global securities held by that particular depository.

      We will not maintain records regarding ownership or the transfer of global securities held by a depository or to nominee. If you are the beneficial owner of global securities held by a depository, you must get information directly from the depository.

      As long as a depository is the registered owner of a global security, that depository will be considered the sole owner of the debt securities represented by that global security. Except as set forth below, beneficial owners of global securities held by a depository will not be entitled to:

•	register the represented debt securities in their names;

•	receive physical delivery of the debt securities; or

•	be considered the owners or holders of the global security under the applicable Indenture.

      Payments on debt securities registered in the name of a depository or its nominee will be made to the depositary or its nominee.

      When a depository receives a payment, it must immediately credit the accounts in amounts proportionate to the account holders’ interests in the global security. The beneficial owners of a global security should, and are expected to, establish standing instructions and customary practices with their investors that have an account with the depository, so that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in “street name.”

      A global security can only be transferred in whole by the depository to a nominee of such depository or to another nominee of a depository. If a depository is unwilling or unable to continue as a depository and we do not appoint a successor depository within ninety days, we will issue certificated debt securities in exchange for all of the global securities held by that depository. In addition, we may eliminate all global securities at any time and issue certificated debt securities in exchange for them. Further, we may allow a depository to surrender a global security in exchange for certificated debt securities on any terms that are acceptable to us and the depository. Finally, an interest in the global security is exchangeable for a certificated debt security if an event of default has occurred as described above under “Events of Default.”

      If any of these events occur, we will execute, and US Bank National Association will authenticate and deliver to the beneficial owners of the global security in question, a new registered security in an amount equal to and in exchange for that person’s beneficial interest in the exchange global security. The depository will receive a new global security in an amount equal to the difference, if any, between the amount of the surrendered global security and the amount of debt securities delivered to the beneficial owners. Debt securities issued in exchange for global securities will be registered in the same names and in the same denominations as indicated by the depository’s records and in accordance with the instructions from its direct and indirect participants.

      The laws of certain jurisdictions require some people who purchase securities to actually take physical possession of those securities. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a global security.

Conversion Rights

      The terms and conditions, if any, upon which the debt securities are convertible into shares of our common stock will be set forth in the prospectus supplement relating thereto. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the Holder or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of those debt securities.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of (1) 150 million shares of common stock, par value $0.01 per share, of which 55.0 million shares were outstanding on March 4, 2004, (2) 10 million shares of preferred stock, par value $0.01 per share, of which no shares are issued or outstanding, (3) 40 million shares of series common stock, par value $0.01 per share, of which no shares are issued or outstanding and (4) 1.5 million shares of Series A Junior Participating Preferred Stock of which no shares are issued or outstanding. As of February 10, 2004, there were 114 holders of our common stock. The following description of our capital stock and related matters is qualified in its entirety by reference to our certificate of incorporation and by-laws.

      The following summary describes elements of our certificate of incorporation and by-laws.

Common Stock

      Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of our Series A Junior Participating Preferred Stock. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock.

Series A Junior Participating Preferred Stock

      Holders of shares of Series A Junior Participating Preferred Stock are entitled to receive quarterly dividend payments equal to the greater of $1.00 per share or 100 times the per share dividend declared on our common stock. Holders of Series A preferred stock are entitled to 100 votes per share on all matters to be voted upon by the stockholders and vote together, as one class, with the holders of common stock. Upon liquidation, dissolution or winding up, holders of our Series A preferred stock are entitled to a liquidation preference of $100 per share plus all accrued and unpaid dividends and distributions on the Series A preferred stock or 100 times the amount to be distributed per share on our common stock, whichever is greater. Liquidation distributions will be made ratably with all shares ranking on parity with the Series A preferred stock. In the event of any merger, consolidation, combination or other transaction in which shares of our common stock are exchanged for other securities, cash or property, each share of the Series A preferred stock will be exchanged for 100 times the amount received per share on our common stock. Each of these rights of our Series A preferred stock is protected by customary anti-dilution provisions. The Series A preferred stock is not redeemable and it will rank junior to any other series of our preferred stock with respect to the payment of dividends and the distribution of assets.

Preferred Stock and Series Common Stock

      Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock or series common stock. With respect to any series of preferred stock or series common stock, our board of directors is authorized to determine the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

      Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, are available for issuance without further action by you.

      Although we have no intention at the present time of doing so, we could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of the company and our stockholders. We, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

      Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

      One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

Delaware Law

      Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested shareholder” is a person who together with that person’s affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

      Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Certificate of Incorporation; By-laws

      Our certificate of incorporation and by-laws contain provisions that could make more difficult the acquisition of the company by means of a tender offer, a proxy contest or otherwise.

      Classified Board. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our by-laws. Our certificate of incorporation and by-laws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of not less than three directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock and unless the board otherwise determines, any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

      Removal of Directors. Under Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, our certificate of incorporation and by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

      Stockholder Action. Our certificate of incorporation and by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our board of directors. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

      Advance Notice Procedures. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction of our board of directors, the chairman of the board, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

      Amendment. Our certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors and the removal of directors. Our certificate of incorporation further provides that our by-laws may be amended by our board or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, voting together as a single class.

Rights Agreement

      On July 23, 2002, our board of directors adopted a preferred share purchase rights plan. In connection with the rights plan, our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The rights dividend was paid on August 12, 2002 to the stockholders of record on that date.

      Purchase Price. Each right entitles the registered holder to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, or preferred shares, par value $0.01 per share, at a price of $110 per one one-hundredth of a preferred share, subject to adjustment.

      Flip-In. In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the right.

      Flip-Over. If we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than rights beneficially owned by the acquiring person, which will be void) will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

      None of Lehman Brothers Holdings Inc., a Delaware corporation, Lehman Brothers Inc., a Delaware corporation, LB I Group Inc., a Delaware corporation, Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation, Lehman Brothers Offshore Partners II Ltd, a Bermuda company, Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership, Lehman Brothers Offshore Investment Partners II L.P., a Bermuda exempted limited partnership, Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership, Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership, Lehman Brothers MBG partners 1998 (A) L.P., a Delaware limited partnership, Lehman Brothers MBG partners 1998 (B) L.P., a Delaware limited partnership, and Lehman Brothers MBG partners 1998 (C) L.P., a Delaware limited partnership, shall be deemed to be an acquiring person, as long as the Lehman parties and their affiliates in the aggregate beneficially own no more than the greater of (1) 15% or more of our common stock then outstanding and (2) 21,284,994 shares of our common stock less the sum of all of our common stock disposed of by the Lehman parties to non-affiliates after July 24, 2002.

      Distribution Date. The distribution date is the earlier of:

(1) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock; or

(2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons acquires beneficial ownership of 15% or more of our outstanding common stock) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

      Transfer and Detachment. Until the distribution date, the rights will be evidenced either by book entry in our direct registration system or, with respect to any of our common stock certificates outstanding as of August 12, 2002, by such common stock certificate with a copy of the Summary of Rights attached thereto. Until the distribution date (or earlier redemption or expiration of the rights), the rights will be transferred with and only with the common stock, and transfer of those shares will also constitute transfer of the rights.

      As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date and the separate certificates evidencing the rights alone will thereafter evidence the rights.

      Exercisability. The rights are not exercisable until the distribution date. The rights will expire at the earliest of (1) August 11, 2012, unless that date is extended, (2) the time at which we redeem the rights, as described below, or (3) the time at which we exchange the rights, as described below.

      Adjustments. The purchase price payable, and the number of preferred shares or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications, or certain distributions with respect to the preferred shares. The number of outstanding rights and the number of one one-hundredths of a preferred share issuable upon exercise of each right are also subject to adjustment if, prior to the distribution date, there is a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price. No fractional preferred shares will be issued (other than fractions which are integral multiples of one one-hundredth of a preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

      Preferred Shares. Preferred shares purchasable upon exercise of the rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each preferred share will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

      The value of the one one-hundredth interest in a preferred share purchasable upon exercise of each right should, because of the nature of the preferred shares’ dividend, liquidation and voting rights, approximate the value of one share of our common stock.

      Exchange. At any time after any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, and prior to the acquisition by such person or group of beneficial ownership of 50% or more of our outstanding common stock, our board of directors may exchange the rights (other than rights owned by the acquiring person, which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of a preferred share (subject to adjustment).

      Redemption. At any time prior to any person or group acquiring beneficial ownership of 15% or more of our outstanding common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $0.001 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

      Amendments. The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of .001% and the largest percentage of our outstanding common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that from and after such time as any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock, no such amendment may adversely affect the interests of the holders of the rights.

      Rights and Holders. Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

      Anti-takeover Effects. The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors, except pursuant to any offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board of directors since the rights may be redeemed by us at the redemption price prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock.

Registrar and Transfer Agent

      The registrar and transfer agent for the common stock is EquiServe Trust Company, N.A.

Listing

      The common stock is listed on the New York Stock Exchange under the symbol “BTU.”

DESCRIPTION OF WARRANTS

      The following description of the warrant agreements summarizes certain general terms that will apply to the warrants that we may offer. The description is not complete, and we refer you to the warrant agreements, which will be filed with the SEC promptly after the offering of any warrants and will be available as described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

      We may issue warrants to purchase debt securities, common stock, preferred stock or other securities. We may issue warrants independently or as part of a unit with other securities. Warrants sold with other securities as a unit may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the applicable prospectus supplement.

      The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering, including a description of any other securities sold together with the warrants. These terms will include some or all of the following:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies, including composite currencies, in which the prices of the warrants may be payable;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities or rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, purchasable upon exercise of the warrants and procedures by which those numbers may be adjusted; the exercise price of the warrants and the currency or currencies, including composite currencies, in which such price is payable;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued as a unit;

•	if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms relating to the modification of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange, exercise or redemption of the warrants.

      Warrants issued for securities other than our debt securities, common stock or preferred stock will not be exercisable until at least one year from the date of sale of the warrant.

DESCRIPTION OF UNITS

      The following descriptions of the units and any applicable underlying security or pledge or depository arrangements summarizes certain general terms that will apply to the applicable agreements. These descriptions do not restate those agreements in their entirety. We urge you to read the applicable agreements because they, and not the summaries, define your rights as holders of the units. We will make copies of the relevant agreements available as described under the heading “Incorporation of Certain Documents by Reference” in this prospectus.

      As specified in the applicable prospectus supplement, we may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	whether the units will be issued in fully registered or global form.

DESCRIPTION OF OTHER INDEBTEDNESS

      The following are summaries of the material terms and conditions of our principal indebtedness.

Credit Facility

      Our credit facility provides for a $900.0 million revolving credit facility and a $500.0 million term loan B facility. The revolving credit facility includes capacity available for borrowing, for letters of credit and for same-day swingline loan borrowings. The revolving credit facility commitment is scheduled to terminate in March 2008. The term loan B facility is scheduled to mature in March 2010.

      All borrowings under the credit facility bear interest, at our option, at either: (A) an “alternate base rate” equal to, for any day, the higher of: (a) 0.50% per year above the overnight federal funds effective rate, as published by the Board of Governors of the Federal Reserve System, as in effect from time to time; and (b) the annual rate of interest in effect for that day as publicly announced by the administrative agent as its “base rate” plus a rate, dependent on the ratio of our debt as compared to our cash flow, (1) in the case of the revolving credit loans and the swingline loans, ranging from 1.50% to 0.50% per year or (2) in the case of the term loan B facility, ranging from 1.50% to 1.25% per year or (B) a “LIBOR rate” equal to the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for the relevant interest period (which will be one, two, three, six or, subject to availability, nine or 12 months, as selected by us) are offered in the interbank eurodollar market, as determined by the administrative agent, plus a rate, dependent on the ratio of our debt as compared to our cash flow, (1) in the case of the revolving credit loans, ranging from 2.50% to 1.50% per year or (2) in the case of the term loan, ranging from 2.50% to 2.25% per year.

      We pay a usage-dependent commitment fee on the available unused commitment under the revolving credit facility. The fee equals (a) 0.25% per year, in the event that the usage of the revolving credit facility is at least 66.67%, (b) 0.375% per year, in the event that the usage of the revolving credit facility is at least 33.33% but less than 66.67%, and (c) 0.50% per year, in the event that the usage of the revolving credit facility is less then 33.33%. For purposes of calculating the commitment fee, swingline loans are not be considered usage of the revolving credit facility. The fee accrues quarterly and is payable within 15 days after the end of each calendar quarter.

      We also pay a letter of credit fee calculated at a rate, dependent on the ratio of our debt as compared to our cash flow, ranging from 2.50% to 1.50% per year of the face amount of each letter of credit and a fronting fee equal to the greater of $150 and 0.125% per year of the face amount of each letter of credit. These fees are payable quarterly in arrears within 15 days after the end of each calendar quarter. In addition, we are paying customary transaction charges in connection with any letters of credit.

      The rates that depend on the ratio of our debt as compared to our cash flow range from the high rate specified if the ratio is greater than or equal to 3.75 to 1.0 to the low rate specified if the ratio is less than 2.25 to 1.0.

      The term loan B facility amortizes as follows:

Year	Scheduled Repayment of Term Loans

2003	$3,375,000
2004	4,500,000
2005	4,500,000
2006	4,500,000
2007	4,500,000
2008	4,500,000
2009	318,375,000
Termination Date	105,750,000

      Borrowings under our credit facility are subject to mandatory prepayment (1) with 100% of the net proceeds received by us from the issuance of debt securities, excluding the notes offered hereby and certain other indebtedness, (2) with 100% of the net proceeds received from our sale of or disposition of certain of our assets and (3) on an annual basis with (A) 50% of our excess cash flow, if the ratio of our debt to cash flow is greater than or equal to 3.0 to 1.0 or (B) 25% of our excess cash flow, if the ratio is greater than or equal to 2.0 to 1.0 and less than 3.0 to 1.0.

      Our obligations under the credit facility are secured by a lien on certain of our and our direct and indirect domestic restricted subsidiaries’ tangible and intangible assets, including: (1) a pledge by us and our direct and indirect domestic restricted subsidiaries of all of the capital stock (or other ownership interests) of our respective domestic restricted subsidiaries and 65% of the capital stock of our first-tier foreign restricted subsidiaries, (2) certain of our and our direct and indirect domestic restricted subsidiaries’ coal reserves, mineral rights, leasehold interests and other real property and all related as-extracted collateral, (3) certain coal supply agreements and other material contracts to which we or certain of our direct or indirect domestic restricted subsidiaries are a party and (4) substantially all of our personal property and the personal property of certain of our direct and indirect subsidiaries. In addition, indebtedness under the credit facility is guaranteed by our restricted subsidiaries.

      The credit facility agreement imposes certain restrictions on us, including restrictions on our ability to: incur debt; grant liens; enter into agreements with negative pledge clauses; provide guarantees in respect of obligations of any other person; pay dividends; make loans, investments, advances and acquisitions; sell our assets; make redemptions and repurchases of capital stock; make capital expenditures; prepay, redeem or repurchase debt; liquidate or dissolve; engage in mergers or consolidations; engage in affiliate transactions; change our business; change our fiscal year; amend certain debt and other material agreements; issue and sell capital stock of subsidiaries; engage in sale and leaseback transactions; and restrict distributions from subsidiaries. In addition, the credit facility provides that we must meet or exceed certain interest coverage ratios and must not exceed certain leverage ratios. The credit facility also includes customary events of default.

6 7/8% Senior Notes due 2013

      We have outstanding $650.0 million aggregate principal amount in senior notes, which bear interest at 6 7/8% and are due in March 2013. Interest on the notes is payable each March 15 and September 15. The notes, which are unsecured, are guaranteed by our “restricted subsidiaries” as defined in the indenture governing the senior notes. The indenture contains covenants that, among other things, limit our ability to incur additional indebtedness and issue preferred stock, pay dividends or make other distributions, make other restricted payments and investments, create liens, sell assets and merge or consolidate with other entities. The notes are redeemable prior to March 15, 2008 at a redemption price equal to 100% of the principal amount plus a make-whole premium (as defined in the indenture) and on or after March 15, 2008 at fixed redemption prices as set forth in the indenture.

5.0% Subordinated Note

      The 5.0% subordinated note, which had an original face value of $400.0 million and has a current face value of $90.0 million, is recorded net of discount at an imputed annual interest rate of approximately 12.0%, resulting in a long-term debt carrying amount of $79.4 million as of December 31, 2003. Interest and principal are payable each March 1 and scheduled principal payments of $10.0 million per year are due from 2004 through 2006, with any unpaid amounts due March 1, 2007. The note is a subordinated and unsecured obligation of our subsidiary, Peabody Holding Company, Inc. The terms of the note permit the merger, consolidation or the sale of assets of Peabody Holding Company, Inc., as long as the successor corporation following the merger or consolidation (if Peabody Holding Company, Inc. does not survive) expressly assumes payment of principal and interest on and performance of the covenants and conditions of the note.

Surety Bonds

      Federal and state laws require surety bonds to secure our obligations to reclaim lands disturbed for mining, to pay federal and state workers’ compensation and to satisfy other miscellaneous obligations. The amount of these bonds varies constantly, depending upon the amount of acreage disturbed and the degree to which each property has been reclaimed. Under federal law, partial bond release is provided as mined lands (1) are backfilled and graded to approximate original contour, (2) are re-vegetated and (3) achieve pre-mining vegetative productivity levels on a sustained basis for a period of five to 10 years.

      As of December 31, 2003, we had outstanding surety bonds with third parties for post-mining reclamation totaling $499.6 million, with an additional $428.8 million in self-bonding obligations. We had $244.9 million of surety bonds in place for federal and state workers’ compensation obligations, retiree healthcare and coal lease obligations.

Accounts Receivable Securitization Program

      In March 2000, we established an accounts receivable securitization program. Under the program, undivided interests in a pool of eligible trade receivables that have been contributed to a bankruptcy remote trust are sold, without recourse, to a Conduit. Purchases by the Conduit are financed with the sale of highly rated commercial paper. We use our accounts receivable securitization program to reduce our overall borrowing costs. The securitization program is currently scheduled to expire in 2007. The amount of undivided interests in the accounts receivable sold to the Conduit were $90.0 million as of December 31, 2003.

PLAN OF DISTRIBUTION

      We and/or the selling stockholders may sell the securities offered by this prospectus:

•	to or through underwriting syndicates represented by managing underwriters;

•	through one or more underwriters without a syndicate for them to offer and sell to the public;

•	through dealers or agents; or

•	to one or more purchasers directly.

      The applicable prospectus supplement will describe that offering, including:

•	the name or names of any underwriters, dealers or agents involved in the sale of the offered securities;

•	the purchase price and the proceeds to us and/or the selling stockholders from that sale;

•	any underwriting discounts, commissions agents’ fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the offered securities may be listed.

      If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered through an underwriting syndicate represented by many underwriters. The obligations of the underwriters to purchase the offered securities will be subject to certain conditions. The underwriters will be obligated to purchase all of the offered securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. The maximum aggregate discounts and commissions paid to underwriters and broker/dealers will not exceed 8% of the gross proceeds of the offered securities.

      The offered securities may be sold directly by us and/or the selling stockholders or through agents. Any agent will be named, and any commissions payable to that agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis.

      We and/or the selling stockholders, as applicable, may authorize agents, underwriters or dealers to solicit offers by specified institutions to purchase securities offered by this prospectus pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement. The prospectus supplement will set forth the commission payable for soliciting such contracts.

      We and the selling stockholders may agree to indemnify underwriters, dealers or agents against certain civil liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, dealers or agents may be required to make.

LEGAL MATTERS

      The validity of each of the securities offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

      The consolidated financial statements of Peabody Energy Corporation incorporated by reference in Peabody Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. You may access and read our SEC filings, through the SEC’s Internet site at www.sec.gov. This site contains reports and other information that we file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      We have filed with the SEC a registration statement under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information presented in the registration statement and its exhibits and schedules. Our descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the terms of those documents that we consider material. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

      We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus.

      We incorporate by reference our annual report on Form 10-K for the year ended December 31, 2003.

      We are also incorporating by reference all other reports that we file in the future with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the date of the completion of this offering. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request copies of the filings, at no cost, by telephone at (314) 342-3400 or by mail at: Peabody Energy Corporation, 701 Market Street, Suite 700, St. Louis, Missouri 63101, attention: Investor Relations.

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